UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 33)

Michaels Stores, Inc.

(Name of Issuer)

Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)

594087-10-8
(CUSIP Number)

Eric R. Markus, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
2445 M Street, N.W.
Washington, D.C. 20037
(202) 663-6000

_____________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2002 */
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this Schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

*/      See discussion in Note 1 below.

CUSIP No. 594087-10-8			Page 2 of 32 pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Sam Wyly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☑
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

BK, OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
351,792 shares as of September 24, 2002

		8	SHARED VOTING POWERS

0 shares as of September 24, 2002 (1,108,000 as of September 24, 2002 assuming that certain shares held by subsidiaries of the Foreign Trusts may be deemed to be beneficially owned by Sam Wyly (see discussion below))

		9	SOLE DISPOSITIVE POWER
1,537,625 as of September 24, 2002

		10	SHARED DISPOSITIVE POWER
0 shares as of September 24, 2002 (1,108,000 as of September 24, 2002 assuming that certain shares held by subsidiaries of the Foreign Trusts may be deemed to be beneficially owned by Sam Wyly (see discussion below))

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		☐

1,537,625 shares as of September 24, 2002 (2,645,625 as of September 24, 2002 assuming that certain shares held by subsidiaries of the Foreign Trusts may be deemed to be beneficially owned by Sam Wyly (see discussion below))

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.29% as of September 24, 2002 (3.94% as of September 24, 2002 assuming that certain shares held by subsidiaries of the Foreign Trusts may be deemed to be beneficially owned by Sam Wyly (see discussion below))

14	TYPE OF PERSON REPORTING

IN

CUSIP No. 594087-10-8			Page 3 of 32 pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Charles J. Wyly, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☑
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

BK, OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
932,988 as of September 24, 2002

		8	SHARED VOTING POWERS

0 as of September 24, 2002 (1,533,602 as of September 24, 2002 assuming that certain shares held by subsidiaries of the Foreign Trusts may be deemed to be beneficially owned by Charles J. Wyly, Jr. (see discussion below))

		9	SOLE DISPOSITIVE POWER
1,752,154 as of September 24, 2002

		10	SHARED DISPOSITIVE POWER
0 as of September 24, 2002 (1,533,602 as of September 24, 2002 assuming that certain shares held by subsidiaries of the Foreign Trusts may be deemed to be beneficially owned by Charles J. Wyly, Jr. (see discussion below))

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		☐

1,752,154 as of September 24, 2002 (3,285,756 as of September 24, 2002 assuming that certain shares held by subsidiaries of the Foreign Trusts may be deemed to be beneficially owned by Charles J. Wyly, Jr. (see discussion below))

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.61% as of September 24, 2002 (4.90% as of September 24, 2002 assuming that certain shares held by subsidiaries of the Foreign Trusts may be deemed to be beneficially owned by Charles J. Wyly, Jr. (see discussion below))

14	TYPE OF PERSON REPORTING

IN

CUSIP No. 594087-10-8	Page 4 of 32 Pages

Preamble

         This Amendment No. 33 (this “Amendment”) relates to the Schedule 13D originally filed on June 12, 1984 (the “Original Schedule 13D”), as amended by Amendment Nos. 1 through 32 (the “Prior Amendments”) filed between October 26, 1984 and January 28, 2002 (as amended by the Prior Amendments, the “Prior Schedule 13D” and, as amended by this Amendment, the “Schedule 13D”) by Sam Wyly and Charles J. Wyly, Jr. (collectively, the “Reporting Persons”) in connection with the common stock, par value $0.10 per share (the “Common Stock”), of Michaels Stores, Inc. (“Michaels”). As described in more detail below, the Reporting Persons have re-evaluated whether or not they may be deemed to beneficially own for purposes of Section 13(d) of the Securities Exchange Act of 1934 certain shares of Michaels Common Stock, as well as options and warrants to purchase Common Stock, owned by subsidiaries of certain foreign trusts during the applicable years. This Amendment reflects the manner in which Prior Amendments would have been required to have been filed if the Reporting Persons were deemed to have beneficially owned such securities during the applicable years.1/

         On April 13, 1992, Sam Wyly transferred exercisable options and warrants to purchase an aggregate of 585,000 shares of Common Stock to corporate subsidiaries of the Bulldog Non-Grantor Trust (the “Bulldog Trust”), an irrevocable trust formed under the laws of the Isle of Man that he had established for the benefit of certain charities and, at a future date, his children and issue. In consideration of the options and warrants transferred to the subsidiaries of the Bulldog Trust, those subsidiaries issued to Sam Wyly private annuity agreements under which those subsidiaries agreed to make certain payments to the holder of the agreement during the lifetime of Sam Wyly. The transfer by Sam Wyly of the foregoing options and warrants to subsidiaries of an irrevocable trust was previously disclosed in Amendment No. 18 to the Original Schedule 13D filed on April 23, 1992 and in Michaels’s Proxy Statement dated April 29, 1993.

         On April 13, 1992, Charles J. Wyly, Jr. transferred exercisable options and warrants to purchase an aggregate of 375,000 shares of Common Stock to corporate subsidiaries of the Pitkin Non-Grantor Trust (the “Pitkin Trust” and, together with the Bulldog Trust, the “First Foreign Trusts”), an irrevocable trust formed under the laws of the Isle of Man that he had established for the benefit of certain charities and, at a future date, his children and issue. In consideration of the options and warrants transferred to the subsidiaries of the Pitkin Trust, those subsidiaries issued to Charles J. Wyly, Jr., or his spouse, as applicable, private annuity agreements under which those subsidiaries agreed to make certain payments to the holder of the agreement during the lifetime of Charles J. Wyly, Jr., or his spouse, as applicable. The transfer by Charles J. Wyly, Jr. of the foregoing options and warrants to subsidiaries of an irrevocable trust was previously disclosed in Amendment No. 18 to the Original Schedule 13D filed on April 23, 1992 and in Michaels’s Proxy Statement dated April 29, 1993.2/ Each of the options and warrants described in this and the preceding paragraph had an exercise price of $3.00 per share and was valued for purposes of the transactions described in such paragraphs at the difference between such exercise price and $20.625 (the closing price of the Common Stock on the date of transfer).

         On April 22, 1992, Lorne House Trust Limited (“Lorne House”), the trustee of the First Foreign Trusts, filed a Schedule 13D disclosing the trustee’s beneficial ownership of the options and warrants transferred by the Reporting Persons to subsidiaries of those

1/      For purposes of assigning a “Date of Event which Requires Filing of this Statement,” this Amendment utilizes the most recent date on which filing would have been required if the Reporting Persons had been deemed to be the beneficial owners of certain shares of Michaels Common Stock, and options and warrants to purchase Common Stock, owned by subsidiaries of certain foreign trusts. September 24, 2004 is the date that the subsidiary of one Foreign Trust entered into a prepaid forward transaction that is disclosed in Items 4 and 7 below. In addition to the “Date of Event which Requires Filing of this Statement” reported on the cover page, each of the dates listed in Item 5(a)(iii) below would be a “Date of Event which Requires Filing of this Statement” if Sam Wyly and Charles J. Wyly, Jr. each had been deemed to be the beneficial owner of the Michaels Common Stock, and options and warrants to purchase Common Stock, held by the subsidiaries of the Foreign Trusts in which each was a settlor or beneficiary.

2/      Amendment No. 18 to the Original Schedule 13D reported that Sam Wyly and Charles J. Wyly, Jr. transferred, respectively, options for 635,000 shares and 325,000 shares to subsidiaries of certain foreign trusts, whereas the Michaels Proxy Statement, dated April 29, 1993, reported that Sam Wyly and Charles J. Wyly, Jr. transferred, respectively, options for 585,000 shares and options for 375,000 shares to those entities. The information contained in the proxy statement is correct. The discrepancy is accounted for by the fact that Sam Wyly was originally granted options to acquire 485,000 shares, as well as a warrant to acquire 150,000 shares and Charles J. Wyly, Jr. was originally granted an option to acquire 325,000 shares; however, Sam Wyly gave Charles J. Wyly, Jr. the right to acquire 50,000 of his warrants, which Charles J. Wyly, Jr. in fact did prior to the transfers described above. This footnote is intended to amend and restate Amendment No. 18 with respect to the number of options and warrants transferred by each of the Reporting Persons.

          In addition, there are two other typographical errors in Amendment No. 18, both of which were corrected in the subsequent Schedule 13D amendment. First, Amendment No. 18 discloses that Charles J. Wyly, Jr. owned 780,050 shares directly; that number should have been 788,050. Second, the Amendment tallies the number of shares held by trusts of which Charles J. Wyly, Jr. is the trustee, and reports a total of 801,489. The number should have been 891,489. Both corrections were made in Amendment No. 19.

CUSIP No. 594087-10-8	Page 5 of 32 Pages

trusts. On June 3, 1992, Lorne House filed Amendment No. 1 to Schedule 13D reporting that, after certain transactions involving the options and warrants transferred to the First Foreign Trusts, Lorne House’s beneficial ownership of Common Stock and options to purchase Common Stock was below 5% of the outstanding shares of Michaels Common Stock. According to its website, Lorne House was formed in 1982 under the laws of the Isle of Man and provides trust, corporate and investment services to its clients.

         On December 30, 1995, Sam Wyly directly or indirectly transferred 900,000 options to purchase Common Stock to the Tallulah International Trust (the “Tallulah Trust”), an irrevocable trust formed under the laws of the Isle of Man. 3/ Sam Wyly established the Tallulah Trust in 1992 for the benefit of his children; and pursuant to an amendment to the trust agreement on December 20, 1995, Sam Wyly, his spouse and his issue also became beneficiaries of the Tallulah Trust. All of the options transferred by Sam Wyly on December 30, 1995 had an exercise price of $17.00 per share. On February 22, 1996, the Tallulah Trust transferred the options to a corporate subsidiary of the Bessie Trust (the “Bessie Trust”), an irrevocable trust established under the laws of the Isle of Man for the benefit, inter alia, of Sam Wyly, his spouse, his children and issue, in exchange for a private annuity agreement under which the corporate subsidiary agreed to make certain payments to the holder of the annuity agreement during the lifetime of Sam Wyly. The December 1995 transfer by Sam Wyly was disclosed in a Form 4 filed by him on January 11, 1996 and in Michaels’s Proxy Statement dated October 23, 1996. When the Tallulah Trust terminated in December 1996, the annuity agreement it received from a subsidiary of the Bessie Trust was distributed to Sam Wyly.

         On December 29, 1995, Charles J. Wyly, Jr. transferred 350,000 options to purchase Common Stock to the Maroon Creek Trust (the “Maroon Creek Trust”), an irrevocable trust formed under the laws of the Isle of Man. On December 30, 1995, he transferred 100,000 options to purchase Common Stock to the Woody International Trust (the “Woody Trust”), an irrevocable trust formed under the laws of the Isle of Man. Charles J. Wyly, Jr. established the Maroon Creek Trust in 1995 for the benefit of Charles J. Wyly, Jr., his spouse, and his issue. Charles J. Wyly, Jr. established the Woody Trust in 1992 for the benefit of his children; and pursuant to an amendment to the trust agreement on December 20, 1995, Charles J. Wyly, Jr. and his spouse and his issue also became beneficiaries of the Woody Trust. All of the options transferred by Charles J. Wyly, Jr. on December 29, 1995 and December 30, 1995 had an exercise price of $17.00 per share. On February 22, 1996, the Maroon Creek Trust transferred 350,000 options to a corporate subsidiary of the Castle Creek International Trust (the “Castle Creek Trust”), an irrevocable trust formed under the laws of the Isle of Man. Charles J. Wyly, Jr. established the Castle Creek Trust in 1992 for the benefit of certain charities and, at a future date, his children and issue. Also on February 22, 1996, the Woody Trust transferred 100,000 options to a corporate subsidiary of the Tyler Trust (the “Tyler Trust”), an irrevocable trust formed under the laws of the Isle of Man. The Tyler Trust was established in 1994 for the benefit of, inter alia, Charles J. Wyly, Jr., his spouse, and his issue. These transfers were in exchange for private annuity agreements under which the corporate subsidiaries agreed to make certain payments to the holder of the annuity agreement during the lifetime of Charles J. Wyly, Jr. The December 1995 transfers by Charles J. Wyly, Jr. were disclosed in a Form 4 filed by him on January 11, 1996 and in Michaels’s Proxy Statement dated October 23, 1996. When the Woody Trust and Maroon Creek Trust terminated in December 1996, the annuity agreements they received from subsidiaries of the Castle Creek Trust and The Tyler Trust were distributed to Charles J. Wyly, Jr.

         As of March 29, 1996, Michaels entered into a private placement transaction to sell 433,333 shares of Common Stock for cash to a corporate subsidiary of the Bessie Trust, and 900,000 shares of Common Stock for cash to a corporate subsidiary of the Bulldog Trust. The purchase price was $12.50 per share. This transaction was described in a Michaels press release dated March 29, 1996 and disclosed in Michaels’s Proxy Statement dated October 23, 1996 and in Michaels’s Form 10-K for the fiscal year ended February 1, 1997. On December 24, 1996, Michaels entered into a private placement transaction to sell options to purchase 1,333,333 shares of Michaels Common Stock for cash to a corporate subsidiary of the La Fourche Trust (the “La Fourche Trust”), an irrevocable trust which had been established under the laws of the Isle of Man for the benefit of, inter alia, Sam Wyly, his spouse, and his issue. This transaction was described in a Michaels press release dated December 26, 1996 and disclosed in Michaels’s Form 10-K for the fiscal year ended February 1, 1997. The options were purchased for $0.50 per share and entitled the holder to purchase shares for $10.50 per share.

         As of March 29, 1996, Michaels entered into a private placement transaction to sell 666,667 shares of Common Stock for cash to a corporate subsidiary of the Castle Creek Trust. The purchase price was $12.50 per share. This transaction was described in a Michaels press release dated March 29, 1996 and disclosed in Michaels’s Proxy Statement dated October 23, 1996 and in Michaels’s Form 10-K for the fiscal year ended February 1, 1997. On December 24, 1996, Michaels entered into a private placement transaction to sell options to purchase 666,667 shares of Michaels Common Stock for cash to a corporate subsidiary of the Red Mountain Trust

3/      Sam Wyly has been unable to locate documentation confirming the date of the transfer of the options to the Tallulah Trust. This Amendment assumes that the transfer occurred on December 30, 1995.

CUSIP No. 594087-10-8	Page 6 of 32 Pages

(the “Red Mountain Trust”), an irrevocable trust which had been established under the laws of the Isle of Man for the benefit of, inter alia, Charles J. Wyly, Jr., his spouse, and his issue. This transaction was described in a Michaels press release dated December 26, 1996 and disclosed in Michaels’s Form 10-K for the fiscal year ended February 1, 1997. The options were purchased for $0.50 per share and entitled the holder to purchase shares for $10.50 per share. Each of the press releases referred to in this and the previous paragraph disclosed, inter alia, that the securities involved (Common Stock for the March transactions and options to purchase Common Stock for the December transactions) were sold to “separate entities owned by independent trusts of which Wyly family members are beneficiaries.”

         The Tyler Trust, the Castle Creek Trust, the Red Mountain Trust, the Bessie Trust, and the La Fourche Trust are collectively referred to as the “Second Foreign Trusts” and, together with the First Foreign Trusts, as the “Foreign Trusts.”4/

         On January 2, 1997, Trident Trust Company (IOM) Limited (“Trident”), then the trustee of the Red Mountain Trust and the La Fourche Trust, filed a Schedule 13D disclosing the trustee’s beneficial ownership of the options purchased in the December 24, 1996 transactions. On May 20, 1997, Trident filed Amendment No. 1 to Schedule 13D disclosing certain transactions that took place on February 25 and 28, 1997. On December 12, 1997, Trident filed Amendment No. 2 to Schedule 13D reporting that, after certain transactions undertaken between October 22 and December 9, 1997, Trident’s beneficial ownership of shares and options to purchase shares of Michaels Common Stock was below 5% of the outstanding shares of Michaels Common Stock. According to its website, Trident has provided trust, corporate, investment and other services for over 25 years to professional advisors, financial institutions, corporations and high net worth families worldwide.

         Since December 30, 1995, the Reporting Persons have not transferred any Michaels Common Stock or options to the Foreign Trusts or the subsidiaries thereof. Since December 24, 1996, the Foreign Trusts and their subsidiaries have not acquired Michaels Common Stock or options from Michaels (except upon the exercise of Michaels options). The subsidiaries of the Foreign Trusts holding Michaels Common Stock or options have from time to time since December 24, 1996 exercised Michaels options and sold Michaels Common Stock in the market. The subsidiaries of the Foreign Trusts holding Michaels Common Stock and options have also from time to time since that date transferred Common Stock and options to subsidiaries of the same or other Foreign Trusts.

         During the period after April 13, 1992 covered by the Prior Amendments, the Reporting Persons did not consider the holdings of the Foreign Trusts or their subsidiaries for purposes of calculating their beneficial ownership of Michaels Common Stock or report such beneficial ownership in their Prior Amendments to Schedule 13D. Recently, a question has been raised as to whether the Reporting Persons should have included the holdings of the corporate subsidiaries of the Foreign Trusts in their Prior Amendments to Schedule 13D and the Reporting Persons have re-evaluated whether or not they may be deemed to be the beneficial owners of the Michaels Common Stock and options legally owned by the Foreign Trusts or their subsidiaries. Because the Reporting Persons may be deemed to be the beneficial owners of the Common Stock and options held by subsidiaries of the Foreign Trusts for purposes of Section 13(d) of the Securities Exchange Act of 1934, they are filing this Amendment No. 33 to the Original Schedule 13D.

         This Amendment No. 33 amends and supplements the Prior Schedule 13D to reflect (i) the additional information that would have been required to be reported in the Prior Amendments if each of the Reporting Persons was deemed to be the beneficial owner of the Michaels Common Stock, options and warrants held by the subsidiaries of the Foreign Trusts for which he was a settlor or beneficiary; (ii) the further amendments to Schedule 13D that would have been required to be filed after April 13, 1992, if each of the Reporting Persons was deemed to be the beneficial owner of the Michaels Common Stock, options and warrants held by the subsidiaries of the Foreign Trusts for which he was a settlor or beneficiary; and (iii) the transactions in Michaels Common Stock of the subsidiaries of the Foreign Trusts occurring after April 13, 1992 that the Reporting Persons would have been required to report if each of the Reporting Persons was deemed to be the beneficial owner of the Michaels Common Stock, options and warrants held by the subsidiaries of the Foreign Trusts for which he was a settlor or beneficiary.

         This Amendment No. 33 does not include any Common Stock or options beneficially owned by Evan Wyly, Sam Wyly’s son, nor any Common Stock or options that Evan Wyly may be deemed to beneficially own by virtue of any relationship to the Foreign Trusts (and subsidiaries thereof). Sam Wyly disclaims any beneficial interest in the Common Stock or options beneficially owned or that may be deemed to be beneficially owned by Evan Wyly.

4/      The term “Foreign Trusts” also includes the Lake Providence International Trust and the Delhi International Trust, which were irrevocable trusts formed in 1992 under the laws of the Isle of Man for the benefit of certain charities and, at a future date, Sam Wyly’s children and issue. The Lake Providence Trust and the Delhi International Trust were not involved in any of the transactions described in the Preamble, though such trusts are mentioned in Exhibit 2.

CUSIP No. 594087-10-8	Page 7 of 32 Pages

ITEM 1. Security and Issuer

         This statement relates to the ownership of Common Stock of Michaels Stores, Inc., a Delaware corporation. Michaels’s principal executive offices are located at 8000 Bent Branch Drive, Irving, Texas 75063.

         Michaels Common Stock split on a two-for-one basis on two separate occasions during the relevant period: November 12, 2001 and October 12, 2004. All transactions and holdings reported herein prior to November 12, 2001 do not reflect any such stock splits. All transactions and holdings reported herein on or after November 12, 2001 and prior to October 12, 2004 reflect the first such two-for-one stock split. All transactions and holdings reported herein on or after October 12, 2004 reflect both the first and second such stock splits.

ITEM 2. Identity and Background

         This Statement is being filed by Sam Wyly and Charles J. Wyly, Jr.

         The business address for each of the Reporting Persons is 300 Crescent Court, Suite 1000, Dallas, Texas 75201. Sam Wyly’s present principal occupation is as an entrepreneur who is self-employed. Charles J. Wyly, Jr.’s present principal occupation is as Chairman of the Board of Directors of Michaels.

         Neither Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body resulting in subjection to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Sam Wyly and Charles J. Wyly, Jr. is each a citizen of the United States of America.

ITEM 3. Source and Amount of Funds or Other Consideration.

         As disclosed above in the Preamble, the consideration used by subsidiaries of the Foreign Trusts to make purchases of Michaels options from the Reporting Persons was the issuance of private annuity agreements. Also as disclosed in the Preamble, when the Maroon Creek Trust, the Woody Trust and the Tallulah Trust terminated, the annuity agreements each had received from the subsidiaries of the Foreign Trusts in exchange for Michaels options were distributed to the relevant Reporting Person. The consideration used by certain subsidiaries of the Foreign Trusts in both the private placement transactions between those subsidiaries and Michaels, and the consideration used by those subsidiaries to purchase Common Stock upon the exercise of Michaels options, took the form of cash. The cash was generally derived from the working capital of the relevant subsidiaries of the Foreign Trusts (including from the sale of United Sates government securities owned by such subsidiaries).

ITEM 4. Purpose of Transaction

         The Common Stock and options acquired by the Reporting Persons were acquired for investment. Depending upon market conditions and other factors that they deem material to an investment decision, the Reporting Persons may purchase additional shares of Common Stock from time to time or may dispose of all or a portion of the shares of Common Stock they now beneficially own or may hereafter acquire. Except as set forth in this Item 4, neither of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

         On September 24, 2002, Devotion Limited (“Devotion”), a corporate subsidiary of the LaFourche Trust, and Bank of America entered into a prepaid forward stock variable purchase transaction with respect to 800,000 shares of Michaels Common Stock held by Devotion. Pursuant to the terms of the prepaid forward, Bank of America paid Devotion $25,045,589.50 and in exchange Devotion agreed to deliver to the bank a variable portion of the 800,000 shares depending on the closing price of the Common Stock when the forward matured in September 2007. In addition, Bank of America was granted a security interest in the 800,000 shares and given certain rights in respect of such shares as a secured creditor. Copies of the relevant transaction documents for the prepaid forward transaction are included in Item 7 as Exhibit 4.

CUSIP No. 594087-10-8	Page 8 of 32 Pages

ITEM 5. Interest in Securities of the Issuer

         (a)      This Item 5(a) includes a statement of the individual and aggregate number and percentage of Michaels Common Stock, and options and warrants to purchase Common Stock, that would have been required to be reported by each of the Reporting Persons if such persons were deemed to have been beneficial owners of the Common Stock, options and warrants held by the subsidiaries of the Foreign Trusts in which each was a settlor or beneficiary as of: (i) April 13, 1992; (ii) each date since April 13, 1992 on which the Reporting Persons filed an amendment to the Original Schedule 13D; (iii) each date since April 13, 1992 on which an amendment to the Original Schedule 13D would have been required but was not filed; and (iv) March 31, 2005.5/

(i)      As of April 13, 1992:

                   Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Sam Wyly beneficially owned 1,360,962 shares, or approximately 8.95% of the outstanding shares of Common Stock. Sam Wyly beneficially owned (i) 401,765 of such shares directly; (ii) 594,677 of such shares by virtue of his ownership of a controlling interest in The First Dallas Wealth Management Corporation; (iii) 7,918 of such shares as the guardian of a minor child; (iv) 15,836 of such shares by virtue of a power of attorney to vote the shares of two adult children; and (v) an aggregate of 340,766 of such shares as the trustee of the Sam Wyly Trusts listed below:

		Number of Shares
	Name of Trust	Beneficially Owned
1.	The Christiana Parker Wyly Trust */	46,440
2.	The Andrew David Sparrow Wyly Trust */	46,440
3.	The Laurie L. Wyly Revocable Trust	123,943
4.	The Lisa Wyly Revocable Trust	123,943

*/	This figure excludes 35,953 shares beneficially held by the Trust as a limited partner in First Dallas Wealth Management Corporation.

Sam Wyly possessed sole voting power with respect to 766,285 shares of Common Stock and sole dispositive power with respect to 766,285 shares of Common Stock. He possessed shared voting power and shared dispositive power with respect to 594,677 shares of Common Stock. In addition, Sam Wyly may be deemed to beneficially own 585,000 Common Stock options held by subsidiaries of the Foreign Trusts, or approximately 3.85% of the outstanding shares of Common Stock.6/

                   Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Charles J. Wyly, Jr. beneficially owned 1,680,100 shares, or approximately 11.04% of the outstanding shares of Common Stock. Charles J. Wyly, Jr. beneficially owned (i) 788,050 of such shares directly; (ii) 561 of such shares by virtue of his holding a power of attorney to vote the shares of four adult children; and (iii) an aggregate of 891,489 of such shares as trustee of the Charles Wyly Trusts listed below:

5/      For the sake of simplicity, parts (ii) and (iii) of this Item 5(a): (1) treat all options granted to the Reporting Persons prior to August 8, 2002, whether or not such options will vest within sixty days, as beneficially owned by such Reporting Persons for dispositive purposes notwithstanding Rule 13d-3(d)(1)(i), and (2) do not calculate changes in stock ownership of the Reporting Persons differently whether resulting from acquisitions of Common Stock or from sales by other stockholders pursuant to a Company-sponsored stock repurchase plan. The beneficial ownership numbers reported on pages 2 and 3 of this Amendment include in beneficial ownership only those options that were scheduled to vest within sixty days.

         In addition, the trading and ownership information used to generate this Amendment No. 33 to Schedule 13D does not distinguish between the trade date and settlement date for many of the trades, and therefore the transaction dates contained herein may represent either trade dates or settlement dates.

6/      For the sake of simplicity, Item 5 groups warrants held by the subsidiaries of the Foreign Trusts into the total number of options listed in each entry, and does not differentiate between options and warrants.

CUSIP No. 594087-10-8	Page 9 of 32 Pages

		Number of Shares
	Name of Trust	Beneficially Owned
1.	The Charles Joseph Wyly III Trust	191,913
2.	The Martha Caroline Wyly Trust	192,313
3.	The Emily Ann Wyly Trust	191,813
4.	The Jennifer Lynn Wyly Trust	191,507
5.	The Sam Wyly and Rosemary Wyly Children’s Trust No. 1 of 1965 for the benefit of Kelly Wyly	123,943

Charles J. Wyly, Jr. possessed sole voting power with respect to 1,680,100 shares of Common Stock and sole dispositive power with respect to 1,680,100 shares of Common Stock. In addition, Charles J. Wyly, Jr. may be deemed to beneficially own 375,000 Common Stock options held by subsidiaries of the Foreign Trusts, or approximately 2.47% of the outstanding shares of Common Stock.

                   Without regard to the securities owned by the subsidiaries of the Foreign Trusts, the Reporting Persons as a group beneficially owned an aggregate of 3,041,062 shares of Common Stock, or approximately 19.99% of the outstanding shares of Common Stock. The Reporting Persons as a group had sole voting and sole dispositive power with respect to 2,446,385 shares of Common Stock. In addition, the Reporting Persons may be deemed to beneficially own 960,000 Common Stock options held by subsidiaries of the Foreign Trusts, or approximately 6.31% of the outstanding shares of Common Stock.

         (ii)      The Reporting Persons previously filed Amendments to the Original Schedule 13D which listed the following dates as those which required filing of the Amendment: September 30, 1992 (Amendment No. 19); June 20, 1993 (Amendment No. 20); May 12, 1994 (Amendment No. 21); June 20, 1994 (Amendment No. 22); February 23, 1995 (Amendment No. 23); March 15, 1995 (Amendment No. 24); September 5, 1995 (Amendment No. 25); November 22, 1996 (Amendment No. 26); April 30, 1997 (Amendment No. 27); July 29, 1997 (Amendment No. 28); January 21, 1998 (Amendment No. 29); March 1, 1999 (Amendment No. 30); August 31, 2000 (Amendment No. 31); and October 4, 2001 (Amendment No. 32). The Reporting Persons’ respective and combined ownership as of each of these dates is set forth in this paragraph (ii):7/

(1)      As of September 30, 1992:

                    Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Sam Wyly beneficially owned 2,060,962 shares, or approximately 13.55% of the outstanding shares of Common Stock. Sam Wyly beneficially owned: (i) 600,000 of such shares by virtue of his ownership of options to purchase shares of Common Stock; (ii) 924,536 of such shares as the sole general partner of Tallulah, Ltd.; (iii) 100,000 of such shares as general partner of First Dallas, Limited; (iv) 7,918 of such shares as the guardian of a minor child; (v) 15,836 of such shares by virtue of a power of attorney to vote the shares of two adult children; and (vi) an aggregate of 412,672 as the trustee of certain domestic trusts for the benefit of Sam Wyly’s family. Of the foregoing 2,060,962 shares, Sam Wyly possessed sole dispositive power with respect to 1,960,962 shares of Common Stock and sole voting power with respect to 1,360,962 shares. In addition, Sam Wyly may be deemed to beneficially own 107,000 shares of Common Stock held by subsidiaries of the Foreign Trusts, or approximately 0.70% of the outstanding shares of Common Stock.

7/      As explained above, this Amendment No. 33 to Schedule 13D makes the simplifying assumption for reporting purposes in this Item 5(a)(ii) that all options were vested when first granted. See note 5 supra. As a result, the numbers and percentages reported in this Item 5(a)(ii) will not match precisely the numbers and percentages reported in Prior Amendment Nos. 19 to 32.

CUSIP No. 594087-10-8	Page 10 of 32 Pages

                    Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Charles J. Wyly, Jr. beneficially owned 2,080,100 shares, or approximately 13.67% of the outstanding shares of Common Stock. Charles J. Wyly, Jr. beneficially owned: (i) 300,000 of such shares by virtue of his ownership of options to purchase shares of Common Stock; (ii) 788,050 of such shares directly; (iii) 561 of such shares by virtue of his holding a power of attorney to vote the shares of four adult children; (iv) 100,000 of such shares as general partner of First Dallas Limited; and (v) an aggregate of 891,489 of such shares as trustee of certain domestic trusts for the benefit of Charles J. Wyly Jr.’s family. Of the foregoing 2,080,100 shares, Charles J. Wyly, Jr. possessed sole dispositive power with respect to 1,980,100 shares of Common Stock and sole voting power with respect to 1,680,100 shares. In addition, Charles J. Wyly, Jr. may be deemed to beneficially own 83,000 shares of Common Stock held by subsidiaries of the Foreign Trusts, or approximately 0.55% of the outstanding shares of Common Stock.

                    Without regard to the securities owned by the subsidiaries of the Foreign Trusts, the Reporting Persons as a group beneficially owned an aggregate of 4,041,062 shares of Common Stock, or approximately 26.56% of the outstanding shares of Common Stock. The Reporting Persons as a group had sole voting power with respect to 3,141,062 shares of Common Stock and sole dispositive power with respect to 4,041,062 shares of Common Stock. In addition, the Reporting Persons may be deemed to beneficially own 190,000 shares of Common Stock held by subsidiaries of the Foreign Trusts, or approximately 1.25% of the outstanding shares of Common Stock.

(2)      As of June 20, 1993:

                    Sam Wyly beneficially owned 2,160,962 shares, or approximately 14.21% of the outstanding shares of Common Stock. Sam Wyly beneficially owned (i) 100,000 of such shares by virtue of his ownership of options to purchase shares of Common Stock; (ii) 1,524,536 of such shares as the sole general partner of Tallulah, Ltd. (including 924,536 shares of Common Stock and 600,000 options to purchase shares of Common Stock); (iii) 100,000 of such shares as general partner of First Dallas Limited; (iv) 7,918 of such shares as the guardian of a minor child; (v) 15,836 of such shares by virtue of a power of attorney to vote the shares of two adult children; and (vi) an aggregate of 412,672 as the trustee of certain domestic trusts for the benefit of Sam Wyly’s family. Of the foregoing 2,160,962 shares, Sam Wyly possessed sole dispositive power with respect to 2,060,962 shares and sole voting power with respect to 1,360,962 shares of Common Stock.

                    Charles J. Wyly, Jr. beneficially owned 2,112,050 shares, or approximately 13.88% of the outstanding shares of Common Stock. Charles J. Wyly, Jr. beneficially owned (i) 350,000 of such shares by virtue of his ownership of options to purchase shares of Common Stock; (ii) 770,000 of such shares as a general partner of Brush Creek, Limited (“Brush Creek”); (iii) 561 of such shares by virtue of his holding a power of attorney to vote the shares of four adult children; (iv) 100,000 of such shares as general partner of First Dallas Limited; and (v) an aggregate of 891,489 of such shares as trustee of certain domestic trusts for the benefit of Charles J. Wyly Jr.’s’s family. Of the foregoing 2,112,050 shares, Charles J. Wyly, Jr. possessed sole dispositive power with respect to 2,012,050 and sole voting power with respect to 1,662,050 shares of Common Stock.

                    The Reporting Persons as a group beneficially owned an aggregate of 4,173,012 shares of Common Stock, or approximately 27.43% of the outstanding shares of Common Stock. The Reporting Persons as a group had sole voting power with respect to 3,123,012 shares of Common Stock and sole dispositive power with respect to 4,173,012 shares of Common Stock.

(3)      As of May 12, 1994:

                    Sam Wyly beneficially owned 2,801,887 shares, or approximately 16.78% of the outstanding shares of Common Stock. Sam Wyly beneficially owned (i) 200,000 of such shares by virtue of his ownership of options to purchase Common Stock; (ii) 1,474,536 of such shares as the sole general partner of Tallulah, Ltd. (including 874,536 shares of Common Stock and 600,000 options to purchase shares of Common Stock); (iii) 200,000 of such shares as general partner of Maverick Entrepreneurs Fund, Ltd. (“MEF, Ltd.”);8/ (iv) 7,918 of such shares as the guardian of a minor child; (v) 15,836 of such shares by virtue of a power of attorney to vote the

8/      MEF, Ltd. was formerly First Dallas Limited; it is an entity owned solely by members of the Wyly family.

CUSIP No. 594087-10-8	Page 11 of 32 Pages

shares of two adult children; (vi) 490,925 of such shares as trustee and as a member of the Investment Committee for Michaels Stores, Inc. Employees 401(k) Plan and Trust (based on a 401(k) Plan statement dated March 25, 1994); and (vii) an aggregate of 412,672 of such shares as the trustee of certain domestic trusts for the benefit of Sam Wyly’s family. Sam Wyly possessed sole voting power with respect to 1,310,962 shares of Common Stock and sole dispositive power with respect to 2,110,962 shares of Common Stock.

                    Charles J. Wyly, Jr. beneficially owned 2,227,550 shares, or approximately 13.34% of the outstanding shares of Common Stock. Charles J. Wyly, Jr. beneficially owned (i) 755,000 of such shares as general partner of Brush Creek; (ii) 400,000 of such shares by virtue of his ownership of options; (iii) 374 of such shares by virtue of his holding a power of attorney to vote the shares of four adult children; (iv) 200,000 of such shares as general partner of MEF, Ltd.; and (v) an aggregate of 872,176 of such shares as trustee of certain domestic trusts for the benefit of Charles J. Wyly Jr.’s family. Charles J. Wyly, Jr. possessed sole voting power with respect to 1,627,550 shares of Common Stock and sole dispositive power with respect to 2,027,550 shares of Common Stock.

                    The Reporting Persons as a group beneficially owned an aggregate of 4,829,437 shares of Common Stock, or approximately 28.92% of the outstanding shares of Common Stock. The Reporting Persons as a group had sole voting power with respect to 3,138,512 shares of Common Stock and sole dispositive power with respect to 4,338,512 shares of Common Stock.

(4)      As of June 20, 1994:

                    The holdings the Reporting Persons would have reported as of June 20, 1994 are the same as what they would have reported as of May 12, 1994. See Item 5(a)(ii)(3) above.9/

(5)      As of February 23, 1995:

                    Sam Wyly beneficially owned 2,534,905 shares, or approximately 11.88% of the outstanding shares of Common Stock. Sam Wyly beneficially owned (i) 300,000 of such shares by virtue of his ownership of options to purchase Common Stock; (ii) 1,474,536 of such shares as the sole general partner of Tallulah, Ltd. (including 874,536 shares of Common Stock and 600,000 options to purchase shares of Common Stock); (iii) 200,000 of such shares as general partner of MEF, Ltd.; (iv) 7,918 of such shares as the guardian of a minor child; (v) 15,836 of such shares by virtue of a power of attorney to vote the shares of two adult children; and (vi) an aggregate of 536,615 of such shares as the trustee of certain domestic trusts for the benefit of Sam Wyly’s family. Sam Wyly possessed sole voting power with respect to 1,434,905 shares of Common Stock and sole dispositive power with respect to 2,334,905 shares of Common Stock.

                    Charles J. Wyly, Jr. beneficially owned 2,147,607 shares, or approximately 10.17% of the outstanding shares of Common Stock. Charles J. Wyly, Jr. beneficially owned (i) 755,000 of such shares as general partner of Brush Creek; (ii) 450,000 of such shares by virtue of his ownership of options; (iii) 374 of such shares by virtue of his holding a power of attorney to vote the shares of four adult children; (iv) 200,000 of such shares as general partner of MEF, Ltd.; and (v) an aggregate of 742,233 of such shares as trustee of certain domestic trusts established for the benefit of Charles J. Wyly, Jr.’s family. Charles J. Wyly, Jr. possessed sole voting power with respect to 1,497,607 shares of Common Stock and sole dispositive power with respect to 1,947,607 shares of Common Stock.

                    The Reporting Persons as a group beneficially owned an aggregate of 4,482,512 shares of Common Stock, or approximately 21.01% of the outstanding shares of Common Stock. The Reporting Persons as a group had sole voting power with respect to 3,132,152 shares of Common Stock and sole dispositive power with respect to 4,482,512 shares of Common Stock.

9/      Separate amendments to Schedule 13D were triggered on those dates solely because certain options became exercisable within 60 days on June 20, 1994. As noted above, for the sake of simplicity, this Amendment treats all options as immediately exercisable.

CUSIP No. 594087-10-8	Page 12 of 32 Pages

(6)      As of March 15, 1995:

                    The holdings the Reporting Persons would have reported as of March 15, 1995 are the same as what they would have reported as of February 23, 1995. See Item 5(a)(ii)(5) above.10/

(7)      As of September 5, 1995:11/

                    Sam Wyly beneficially owned 2,684,905 shares, or approximately 12.54% of the outstanding shares of Common Stock. Sam Wyly beneficially owned (i) 300,000 of such shares by virtue of his ownership of options to purchase Common Stock; (ii) 1,524,536 of such shares as the sole general partner of Tallulah, Ltd. (including 924,536 shares of Common Stock and 600,000 options to purchase shares of Common Stock); (iii) 300,000 of such shares as general partner of MEF, Ltd.; (iv) 7,918 of such shares as the guardian of a minor child; (v) 15,836 of such shares by virtue of a power of attorney to vote the shares of two adult children; and (vi) an aggregate of 536,615 of such shares as the trustee of certain domestic trusts for the benefit of Sam Wyly’s family. Sam Wyly possessed sole voting power with respect to 1,484,905 shares of Common Stock and sole dispositive power with respect to 2,384,905 shares of Common Stock.

                    Charles J. Wyly, Jr. beneficially owned 2,247,607 shares, or approximately 10.50% of the outstanding shares of Common Stock. Charles J. Wyly, Jr. beneficially owned (i) 755,000 of such shares as general partner of Brush Creek; (ii) 450,000 of such shares by virtue of his ownership of options; (iii) 374 of such shares by virtue of his holding a power of attorney to vote the shares of four adult children; (iv) 300,000 of such shares as general partner of MEF, Ltd.; and (v) an aggregate of 742,233 of such shares as trustee of certain domestic trusts established for the benefit of Charles J. Wyly, Jr.’s family. Charles J. Wyly, Jr. possessed sole voting power with respect to 1,497,607 shares of Common Stock and sole dispositive power with respect to 1,947,607 shares of Common Stock.

                    The Reporting Persons as a group beneficially owned an aggregate of 4,632,512 shares of Common Stock, or approximately 21.63% of the outstanding shares of Common Stock. The Reporting Persons as a group had sole voting power with respect to 3,282,512 shares of Common Stock and sole dispositive power with respect to 4,632,512 shares of Common Stock.

(8)      As of November 22, 1996:

                    Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Sam Wyly beneficially owned 2,565,238 shares, or approximately 10.90% of the outstanding shares of Common Stock. Sam Wyly beneficially owned (i) 633,333 of such shares by virtue of his ownership of options to purchase Common Stock; (ii) 1,074,536 of such shares as the sole general partner of Tallulah, Ltd.; (iii) 300,000 of such shares as general partner of MEF, Ltd.; (iv) 15,836 of such shares by virtue of a power of attorney to vote the shares of two adult children; and (v) an aggregate of 541,533 of such shares as the trustee of certain domestic trusts for the benefit of Sam Wyly’s family. Sam Wyly possessed sole voting power with respect to 1,631,905 shares of Common Stock and sole dispositive power with respect to 2,265,238 shares of Common Stock. In addition, Sam Wyly may be deemed to beneficially own 2,233,333 shares held by subsidiaries of the Foreign Trusts, or approximately 9.08% of the outstanding shares of Common Stock, including: 1) 1,333,333 shares of Common Stock; and 2) options to purchase an additional 900,000 shares of Common Stock.

                    Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Charles J. Wyly, Jr. beneficially owned 2,265,024 shares, or approximately 9.63% of the outstanding shares of Common Stock. Charles J. Wyly, Jr. beneficially owned (i) 755,000 of such shares as general partner of Brush Creek; (ii) 367,417 of such shares by virtue of his ownership of options; (iii) 374 of such shares by virtue of his holding a power of

10/      Separate amendments to Schedule 13D were triggered on those dates solely because certain options became exercisable within 60 days on March 15, 1995. As noted above, for the sake of simplicity, this Amendment treats all options as immediately exercisable.

11/      Sam Wyly became trustee of the Kelly Wyly Elliot Trust on September 15, 1995. Prior to that date, Charles J. Wyly, Jr. had been trustee for the Kelly Wyly Elliot Trust. The change is reflected in this Item 5(a)(ii)(7).

CUSIP No. 594087-10-8	Page 13 of 32 Pages

attorney to vote the shares of four adult children; (iv) 300,000 of such shares as general partner of MEF, Ltd.; and (v) an aggregate of 842,233 of such shares as trustee of certain domestic trusts established for the benefit of Charles J. Wyly, Jr.’s family. Charles J. Wyly, Jr. possessed sole voting power with respect to 1,597,607 shares of Common Stock and sole dispositive power with respect to 1,965,024 shares of Common Stock. In addition, Charles J. Wyly, Jr. may be deemed to beneficially own 1,116,667 shares held by subsidiaries of the Foreign Trusts, or 4.75% of the outstanding shares of Common Stock, including: 1) 666,667 shares of Common Stock; and 2) options to purchase an additional 450,000 shares.

                    Without regard to the securities owned by the subsidiaries of the Foreign Trusts, the Reporting Persons as a group beneficially owned an aggregate of 4,530,262 shares of Common Stock, or approximately 19.26% of the outstanding shares of Common Stock. The Reporting Persons as a group had sole voting power with respect to 3,529,512 shares of Common Stock and sole dispositive power with respect to 4,530,262 shares of Common Stock. In addition, the Reporting Persons may be deemed to beneficially own 3,350,000 shares of Common Stock held by subsidiaries of the Foreign Trusts, or approximately 14.24% of the outstanding shares of Common Stock.12/

(9)      As of April 30, 1997:

                    Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Sam Wyly beneficially owned 2,565,238 shares, or approximately 10.89% of the outstanding shares of Common Stock. Sam Wyly beneficially owned (i) 633,333 of such shares by virtue of his ownership of options to purchase Common Stock; (ii) 1,074,536 of such shares as the sole general partner of Tallulah, Ltd.; (iii) 300,000 of such shares as general partner of MEF, Ltd.; (iv) 15,836 of such shares by virtue of a power of attorney to vote the shares of two adult children; and (v) an aggregate of 541,533 of such shares as the trustee of certain domestic trusts for the benefit of Sam Wyly’s family. Sam Wyly possessed sole voting power with respect to 1,631,905 shares of Common Stock and sole dispositive power with respect to 2,265,238 shares of Common Stock. In addition, Sam Wyly may be deemed to beneficially own 3,566,666 shares held by subsidiaries of the Foreign Trusts, or approximately 15.14% of the outstanding shares of Common Stock, including: 1) 2,666,666 shares of Common Stock; and 2) options to purchase an additional 900,000 shares of Common Stock.

                    Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Charles J. Wyly, Jr. beneficially owned 2,265,024 shares, or approximately 9.61% of the outstanding shares of Common Stock. Charles J. Wyly, Jr. beneficially owned (i) 755,000 of such shares as general partner of Brush Creek; (ii) 367,417 of such shares by virtue of his ownership of options; (iii) 374 of such shares by virtue of his holding a power of attorney to vote the shares of four adult children; (iv) 300,000 of such shares as general partner of MEF, Ltd.; and (v) an aggregate of 842,233 of such shares as trustee of certain domestic trusts established for the benefit of Charles J. Wyly, Jr.’s family. Charles J. Wyly, Jr. possessed sole voting power with respect to 1,597,607 shares of Common Stock and sole dispositive power with respect to 1,965,024 shares of Common Stock. In addition, Charles J. Wyly, Jr. may be deemed to beneficially own 1,783,334 shares held by subsidiaries of the Foreign Trusts, or 7.57% of the outstanding shares of Common Stock, including: 1) 1,333,334 shares of Common Stock; and 2) options to purchase an additional 450,000 shares.

                    Without regard to the securities owned by the subsidiaries of the Foreign Trusts, the Reporting Persons as a group beneficially owned an aggregate of 4,530,262 shares of Common Stock, or approximately 19.23% of the outstanding shares of Common Stock. The Reporting Persons as a group had sole voting power with respect to 3,529,512 shares of Common Stock and sole dispositive power with respect to 4,530,262 shares of Common Stock. In addition, the Reporting Persons may be deemed to beneficially own 5,350,000 shares of

12/      The increase in Common Stock that may be deemed to be beneficially owned by the Reporting Persons as of this date is accounted for primarily by the March 29, 1996 private placement transactions between certain subsidiaries of the Foreign Trusts and Michaels. As noted above, the fact of these transactions – and the fact that Wyly family members were beneficiaries of the Foreign Trusts – was reported in a press release issued by Michaels on March 29, 1996.

CUSIP No. 594087-10-8	Page 14 of 32 Pages

Common Stock held by subsidiaries of the Foreign Trusts, or approximately 22.71% of the outstanding shares of Common Stock.13/

(10)      As of July 29, 1997:

                      Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Sam Wyly beneficially owned 3,034,405 shares, or approximately 11.60% of the outstanding shares of Common Stock. Sam Wyly beneficially owned (i) 1,200,000 of such shares by virtue of his ownership of options to purchase Common Stock; (ii) 2,500 of such shares by virtue of his wife, Cheryl Wyly’s, ownership of options to purchase shares;14/ (iii) 1,074,536 of such shares as the sole general partner of Tallulah, Ltd.; (iv) 200,000 of such shares as general partner of MEF, Ltd.; (v) 15,836 of such shares by virtue of a power of attorney to vote the shares of two adult children; and (vi) an aggregate of 541,533 of such shares as the trustee of certain domestic trusts for the benefit of Sam Wyly’s family. Sam Wyly possessed sole voting power with respect to 1,631,905 shares of Common Stock and sole dispositive power with respect to 2,834,405 shares of Common Stock. In addition, Sam Wyly may be deemed to beneficially own 2,666,666 shares held by subsidiaries of the Foreign Trusts, or approximately 10.20% of the outstanding shares of Common Stock, including: 1) 1,766,666 shares of Common Stock; and 2) options to purchase an additional 900,000 shares of Common Stock.

                      Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Charles J. Wyly, Jr. beneficially owned 2,067,607 shares, or approximately 7.91% of the outstanding shares of Common Stock. Charles J. Wyly, Jr. beneficially owned (i) 500,000 of such shares as general partner of Brush Creek; (ii) 600,000 of such shares by virtue of his ownership of options; (iii) 200,000 of such shares as general partner of MEF, Ltd.; and (iv) an aggregate of 767,607 of such shares as trustee of certain domestic trusts established for the benefit of Charles J. Wyly, Jr.’s family. Charles J. Wyly, Jr. possessed sole voting power with respect to 1,267,607 shares of Common Stock and sole dispositive power with respect to 1,867,607 shares of Common Stock. In addition, Charles J. Wyly, Jr. may be deemed to beneficially own 1,483,334 shares held by subsidiaries of the Foreign Trusts, or 5.67% of the outstanding shares of Common Stock, including: 1) 1,033,334 shares of Common Stock; and 2) options to purchase an additional 450,000 shares.

                      Without regard to the securities owned by the subsidiaries of the Foreign Trusts, the Reporting Persons as a group beneficially owned an aggregate of 4,902,012 shares of Common Stock, or approximately 18.75% of the outstanding shares of Common Stock. The Reporting Persons as a group had sole voting power with respect to 3,099,512 shares of Common Stock and sole dispositive power with respect to 4,902,012 shares of Common Stock. In addition, the Reporting Persons may be deemed to beneficially own 4,150,000 shares of Common Stock held by subsidiaries of the Foreign Trusts, or approximately 15.87% of the outstanding shares of Common Stock.

(11)      As of January 21, 1998:15/

                      Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Sam Wyly beneficially owned 2,061,905 shares, or approximately 7.14% of the outstanding shares of Common Stock. Sam Wyly beneficially owned (i) 1,125,000 of such shares by virtue of his ownership of options to purchase Common Stock; (ii) 75,000 options by virtue of his wife, Cheryl Wyly’s ownership of options to purchase Common Stock;

13/      The increase in Common Stock that may be deemed to be beneficially owned by the Reporting Persons as of this date is accounted for primarily by the December 24, 1996 private placement transactions between certain subsidiaries of the Foreign Trusts and Michaels. As noted above, the fact of these transactions – and the fact that Wyly family members were beneficiaries of the Foreign Trusts – was reported in a press release issued by Michaels on December 26, 1996.

14/      Sam Wyly does not know when these 2,500 options were granted by the Company to Cheryl Wyly. This Amendment assumes that these options were granted to Cheryl Wyly immediately prior to July 29, 1997. On August 18, 1997, Cheryl Wyly exercised options to purchase 2,500 shares and sold the underlying shares on the same day. The transaction was not included the Prior Amendments, although the transaction was disclosed in a Form 4 filing by Sam Wyly.

15/      Sam Wyly transferred options to purchase 75,000 shares of Common Stock to his spouse, Cheryl Wyly, on January 1, 1998, and Cheryl Wyly exercised those options on May 10, 2000. These transactions were disclosed in two separate Form 4s filed by Sam Wyly. Sam Wyly also included these options in his holdings in the Prior Amendments.

CUSIP No. 594087-10-8	Page 15 of 32 Pages

(iii) 589,536 of such shares as the sole general partner of Tallulah, Ltd.; (iv) 15,836 of such shares by virtue of a power of attorney to vote the shares of two adult children; and (v) an aggregate of 256,533 of such shares as the trustee of certain domestic trusts for the benefit of Sam Wyly’s family. Sam Wyly possessed sole voting power with respect to 861,905 shares of Common Stock and sole dispositive power with respect to 2,061,905 shares of Common Stock. In addition, Sam Wyly may be deemed to beneficially own 2,266,666 shares held by subsidiaries of the Foreign Trusts, or approximately 7.85% of the outstanding shares of Common Stock, including: 1) 1,366,666 shares of Common Stock; and 2) options to purchase an additional 900,000 shares of Common Stock.

                      Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Charles J. Wyly, Jr. beneficially owned 1,066,444 shares, or approximately 3.69% of the outstanding shares of Common Stock. Charles J. Wyly, Jr. beneficially owned (i) 80,000 of such shares as general partner of Brush Creek; (ii) 600,000 of such shares by virtue of his ownership of options; and (iii) an aggregate of 386,444 of such shares as trustee of certain domestic trusts established for the benefit of Charles J. Wyly, Jr.’s family. Charles J. Wyly, Jr. possessed sole voting power with respect to 466,444 shares of Common Stock and sole dispositive power with respect to 1,066,444 shares of Common Stock. In addition, Charles J. Wyly, Jr. may be deemed to beneficially own 1,283,334 shares held by subsidiaries of the Foreign Trusts, or 4.44% of the outstanding shares of Common Stock, including: 1) 833,334 shares of Common Stock; and 2) options to purchase an additional 450,000 shares.

                      Without regard to the securities owned by the subsidiaries of the Foreign Trusts, the Reporting Persons as a group beneficially owned an aggregate of 3,128,349 shares of Common Stock, or approximately 10.84% of the outstanding shares of Common Stock. The Reporting Persons as a group had sole voting power with respect to 1,328,349 shares of Common Stock and sole dispositive power with respect to 3,128,349 shares of Common Stock. In addition, the Reporting Persons may be deemed to beneficially own 3,550,000 shares of Common Stock held by subsidiaries of the Foreign Trusts, or approximately 12.30% of the outstanding shares of Common Stock.

(12)      As of March 1, 1999:

                      Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Sam Wyly beneficially owned 2,402,962 shares, or approximately 8.42% of the outstanding shares of Common Stock. Sam Wyly beneficially owned (i) 1,525,000 of such shares by virtue of his ownership of options to purchase Common Stock; (ii) 75,000 of such shares by virtue of his wife, Cheryl Wyly’s, ownership of options to purchase Common Stock; (iii) 589,536 of such shares as the sole general partner of Tallulah, Ltd.; (iv) 15,836 of such shares by virtue of a power of attorney to vote the shares of two adult children; and (v) an aggregate of 197,590 of such shares as the trustee of certain domestic trusts for the benefit of Sam Wyly’s family. Sam Wyly possessed sole voting power with respect to 802,962 shares of Common Stock and sole dispositive power with respect to 2,402,962 shares of Common Stock. In addition, Sam Wyly may be deemed to beneficially own 2,245,333 shares held by subsidiaries of the Foreign Trusts, or approximately 7.86% of the outstanding shares of Common Stock, including: 1) 1,345,333 shares of Common Stock; and 2) options to purchase an additional 900,000 shares of Common Stock.

                      Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Charles J. Wyly, Jr. beneficially owned 1,266,444 shares, or approximately 4.44% of the outstanding shares of Common Stock. Charles J. Wyly, Jr. beneficially owned (i) 80,000 of such shares as general partner of Brush Creek; (ii) 800,000 of such shares by virtue of his ownership of options; and (iii) an aggregate of 386,444 of such shares as trustee of certain domestic trusts established for the benefit of Charles J. Wyly, Jr.’s family. Charles J. Wyly, Jr. possessed sole voting power with respect to 466,444 shares of Common Stock and sole dispositive power with respect to 1,266,444 shares of Common Stock. In addition, Charles J. Wyly, Jr. may be deemed to beneficially own 1,266,801 shares held by subsidiaries of the Foreign Trusts, or 4.44% of the outstanding shares of Common Stock, including: 1) 816,801 shares of Common Stock; and 2) options to purchase an additional 450,000 shares.

                      Without regard to the securities owned by the subsidiaries of the Foreign Trusts, the Reporting Persons as a group beneficially owned an aggregate of 3,669,406 shares of Common Stock, or approximately 12.85% of the outstanding shares of Common Stock. The Reporting Persons as a group had sole voting power with respect to 1,269,406 shares of Common Stock and sole dispositive power with respect to 3,669,406 shares of Common Stock. In addition, the Reporting Persons may be deemed to beneficially own 3,512,134 shares of

CUSIP No. 594087-10-8	Page 16 of 32 Pages

Common Stock held by subsidiaries of the Foreign Trusts, or approximately 12.30% of the outstanding shares of Common Stock.

(13)      August 31, 2000:

                      Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Sam Wyly beneficially owned 1,336,822 shares, or approximately 4.02% of the outstanding shares of Common Stock. Sam Wyly beneficially owned (i) 172,500 of such shares held individually; (ii) 500,000 of such shares by virtue of his ownership of options to purchase Common Stock; (iii) 589,536 of such shares as the sole general partner of Tallulah, Ltd.; and (iv) an aggregate of 74,786 of such shares as the trustee of certain domestic trusts for the benefit of Sam Wyly’s family. Sam Wyly possessed sole voting power with respect to 836,822 shares of Common Stock and sole dispositive power with respect to 1,336,822 shares of Common Stock. In addition, Sam Wyly may be deemed to beneficially own 1,629,333 shares held by subsidiaries of the Foreign Trusts, or approximately 4.91% of the outstanding shares of Common Stock.

                      Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Charles J. Wyly, Jr. beneficially owned 716,444 shares, or approximately 2.16% of the outstanding shares of Common Stock. Charles J. Wyly, Jr. beneficially owned (i) 50,000 of such shares by virtue of his ownership of options to purchase Common Stock; (ii) 280,000 of such shares as general partner of Stargate, Ltd. (80,000 of which by virtue of Stargate’s ownership of Common Stock, and 200,000 of which by virtue of Stargate’s ownership of options); and (iii) an aggregate of 386,444 of such shares as trustee of certain domestic trusts established for the benefit of Charles J. Wyly, Jr.’s family. Charles J. Wyly, Jr. possessed sole voting power with respect to 466,444 shares of Common Stock and sole dispositive power with respect to 716,444 shares of Common Stock. In addition, Charles J. Wyly, Jr. may be deemed to beneficially own 1,266,801 shares held by subsidiaries of the Foreign Trusts, or 3.81% of the outstanding shares of Common Stock.

                      Without regard to the securities owned by the subsidiaries of the Foreign Trusts, the Reporting Persons as a group beneficially owned an aggregate of 2,053,266 shares of Common Stock, or approximately 6.18% of the outstanding shares of Common Stock. The Reporting Persons as a group had sole voting power with respect to 1,303,266 shares of Common Stock and sole dispositive power with respect to of 2,053,266 shares of Common Stock. In addition, the Reporting Persons may be deemed to beneficially own 2,896,134 shares of Common Stock held by subsidiaries of the Foreign Trusts, or approximately 8.72% of the outstanding shares of Common Stock.

(14)      As of October 4, 2001:

                      Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Sam Wyly beneficially owned 742,286 shares, or approximately 2.29% of the outstanding shares of Common Stock. Sam Wyly beneficially owned (i) 567,500 of such shares by virtue of his ownership of options to purchase Common Stock; (ii) 100,000 of such shares as the sole general partner of Tallulah, Ltd.; and (iii) an aggregate of 74,786 of such shares held by Sam Wyly’s spouse and held by Sam Wyly as the trustee of certain domestic trusts for the benefit of his family. Sam Wyly possessed sole voting power with respect to 174,786 shares of Common Stock and sole dispositive power with respect to 742,286 shares of Common Stock. In addition, Sam Wyly may be deemed to beneficially own 940,600 shares held by subsidiaries of the Foreign Trusts, or approximately 2.92% of the outstanding shares of Common Stock.

                      Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Charles J. Wyly, Jr. beneficially owned 833,944 shares, or approximately 2.57% of the outstanding shares of Common Stock. Charles J. Wyly, Jr. beneficially owned (i) 167,500 of such shares by virtue of his ownership of options to purchase Common Stock; (ii) 280,000 of such shares as general partner of Stargate, Ltd. (80,000 of which by virtue of Stargate’s ownership of Common Stock, and 200,000 of which by virtue of Stargate’s ownership of options); and (iii) an aggregate of 386,444 of such shares as trustee of certain domestic trusts established for the benefit of Charles J. Wyly, Jr.’s family. Charles J. Wyly, Jr. possessed sole voting power with respect to 466,444 shares of Common Stock and sole dispositive power with respect to 833,944 shares of Common Stock. In addition, Charles J. Wyly, Jr. may be deemed to beneficially own 1,066,801 shares held by subsidiaries of the Foreign Trusts, or 3.29% of the outstanding shares of Common Stock.

CUSIP No. 594087-10-8	Page 17 of 32 Pages

                    Without regard to the securities owned by the subsidiaries of the Foreign Trusts, the Reporting Persons as a group beneficially owned an aggregate of 1,576,230 shares of Common Stock, or approximately 4.86% of the outstanding shares of Common Stock. The Reporting Persons as a group had sole voting power with respect to 641,230 shares of Common Stock and sole dispositive power with respect to of 1,576,230 shares of Common Stock. In addition, the Reporting Persons may be deemed to beneficially own 2,007,401 shares of Common Stock held by subsidiaries of the Foreign Trusts, or approximately 6.19% of the outstanding shares of Common Stock.

         (iii)      If the Reporting Persons were deemed to have beneficial ownership of the shares of Common Stock held by the subsidiaries of the Foreign Trusts on and after April 14, 1992 (subject to the assumptions set forth above), (a) the Reporting Persons would have been required to file Schedule 13D Amendments on the following dates:16/ May 29, 1992; June 9, 1992; July 31, 1992; August 19, 1992; November 9, 1994; March 29, 1996; December 23, 1996; June 23, 1997; June 30, 1997; July 23, 1997; December 1, 1997; January 12, 2000; April 18, 2000; May 8, 2000; September 7, 2001; November 7, 2001, and September 24, 2002; and (b) the Reporting Persons’ respective and combined beneficial ownership under these assumptions as of each of these dates would have been as set forth in this paragraph (iii):

(1)      As of May 29, 1992:

                    Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Sam Wyly beneficially owned 1,360,962 shares, or approximately 8.95% of the outstanding shares of Common Stock. Sam Wyly beneficially owned (i) 401,765 of such shares directly; (ii) 594,677 of such shares by virtue of his ownership of a controlling interest in The First Dallas Wealth Management Corporation; (iii) 7,918 of such shares as the guardian of a minor child; (iv) 15,836 of such shares by virtue of a power of attorney to vote the shares of two adult children; and (v) an aggregate of 340,766 of such shares as the trustee of certain domestic trusts for the benefit of Sam Wyly’s family. Of the foregoing 1,360,692 shares, Sam Wyly possessed sole voting power with respect to 766,285 shares of Common Stock and sole dispositive power with respect to 766,285 shares of Common Stock. In addition, Sam Wyly may be deemed to beneficially own 475,000 shares held by subsidiaries of the Foreign Trusts, or approximately 3.12% of the outstanding shares of Common Stock, including: 1) 300,000 shares of Common Stock; and 2) options to purchase an additional 175,000 shares of Common Stock.

                    Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Charles J. Wyly, Jr. beneficially owned 1,680,100 shares, or approximately 11.04% of the outstanding shares of Common Stock. Charles J. Wyly, Jr. beneficially owned (i) 788,050 of such shares directly; (ii) 561 of such shares by virtue of his holding a power of attorney to vote the shares of four adult children; and (iii) an aggregate of 891,489 of such shares as trustee of certain domestic trusts for the benefit of Charles J. Wyly Jr.’s family. Of the foregoing 1,680,100 shares, Charles J. Wyly, Jr. possessed sole voting power with respect to 1,680,100 shares of Common Stock and sole dispositive power with respect to 1,680,100 shares of Common Stock. In addition, Charles J. Wyly, Jr. may be deemed to beneficially own 325,000 shares held by subsidiaries of the Foreign Trusts, or approximately 2.14% of the outstanding shares of Common Stock, including: 1) 150,000 shares of Common Stock; and 2) options to purchase an additional 175,000 shares of Common Stock.

                    Without regard to the securities owned by the subsidiaries of the Foreign Trusts, the Reporting Persons as a group beneficially owned an aggregate of 3,041,062 shares of Common Stock, or approximately 19.99% of the outstanding shares of Common Stock. The Reporting Persons as a group had sole voting power and sole dispositive power with respect to 2,446,385 shares of Common Stock. In addition, the Reporting Persons may be deemed to beneficially own 800,000 shares of Common Stock held by subsidiaries of the Foreign Trusts, or approximately 5.26% of the outstanding shares of Common Stock.

16/      The Reporting Persons filed Amendment No. 25 to the Original Schedule 13D on September 26, 1995. Although the date of event which required filing of that statement was September 5, 1995, the Amendment disclosed transactions which occurred as late as September 8, 1995. Thus, although the Reporting Persons’ aggregate holdings changed by more than 1% between September 5, 1995 and September 11, 1995, Item 5(a)(iii) of this Amendment does not include a separate entry for September 11, 1995 because the Reporting Persons previously disclosed their holdings as of September 8, 1995.

          In addition, as noted above in Item 5(a), this Amendment No. 33 to Schedule 13D makes the simplifying assumption for reporting purposes in this Item 5(a)(iii) that all options were vested when first granted. See note 5 supra.

CUSIP No. 594087-10-8	Page 18 of 32 Pages

(2)      As of June 9, 1992:

                    Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Sam Wyly beneficially owned 1,360,962 shares, or approximately 8.95% of the outstanding shares of Common Stock. Sam Wyly beneficially owned (i) 401,765 of such shares directly; (ii) 594,677 of such shares by virtue of his ownership of a controlling interest in The First Dallas Wealth Management Corporation; (iii) 7,918 of such shares as the guardian of a minor child; (iv) 15,836 of such shares by virtue of a power of attorney to vote the shares of two adult children; and (v) an aggregate of 340,766 of such shares as the trustee of certain domestic trusts for the benefit of Sam Wyly’s family. Of the foregoing 1,360,692 shares, Sam Wyly possessed sole voting power with respect to 766,285 shares of Common Stock and sole dispositive power with respect to 766,285 shares of Common Stock. In addition, Sam Wyly may be deemed to beneficially own 327,000 shares held by subsidiaries of the Foreign Trusts, or approximately 2.15% of the outstanding shares of Common Stock, including: 1) 152,000 shares of Common Stock; and 2) options to purchase an additional 175,000 shares of Common Stock.

                    Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Charles J. Wyly, Jr. beneficially owned 1,680,100 shares, or approximately 11.04% of the outstanding shares of Common Stock. Charles J. Wyly, Jr. beneficially owned (i) 788,050 of such shares directly; (ii) 561 of such shares by virtue of his holding a power of attorney to vote the shares of four adult children; and (iii) an aggregate of 891,489 of such shares as trustee of certain domestic trusts for the benefit of Charles J. Wyly, Jr.’s family. Of the foregoing 1,680,100 shares, Charles J. Wyly, Jr. possessed sole voting power with respect to 1,680,100 shares of Common Stock and sole dispositive power with respect to 1,680,100 shares of Common Stock. In addition, Charles J. Wyly, Jr. may be deemed to beneficially own 248,000 shares held by subsidiaries of the Foreign Trusts, or approximately 1.63% of the outstanding shares of Common Stock, including: 1) 73,000 shares of Common Stock; and 2) options to purchase an additional 175,000 shares of Common Stock.

                    Without regard to the securities owned by the subsidiaries of the Foreign Trusts, the Reporting Persons as a group beneficially owned an aggregate of 3,041,062 shares of Common Stock, or approximately 19.99% of the outstanding shares of Common Stock. The Reporting Persons as a group had sole voting power and sole dispositive power with respect to 2,446,385 shares of Common Stock. In addition, the Reporting Persons may be deemed to beneficially own 575,000 shares of Common Stock held by subsidiaries of the Foreign Trusts, or approximately 3.78% of the outstanding shares of Common Stock.

(3)      As of July 31, 1992:

                    Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Sam Wyly beneficially owned 1,360,962 shares, or approximately 8.95% of the outstanding shares of Common Stock. Sam Wyly beneficially owned (i) 401,765 of such shares directly; (ii) 594,677 of such shares by virtue of his ownership of a controlling interest in The First Dallas Wealth Management Corporation; (iii) 7,918 of such shares as the guardian of a minor child; (iv) 15,836 of such shares by virtue of a power of attorney to vote the shares of two adult children; and (v) an aggregate of 340,766 of such shares as the trustee of certain domestic trusts for the benefit of Sam Wyly’s family. Of the foregoing 1,360,692 shares, Sam Wyly possessed sole voting power with respect to 766,285 shares of Common Stock and sole dispositive power with respect to 766,285 shares of Common Stock. In addition, Sam Wyly may be deemed to beneficially own 218,500 shares held by subsidiaries of the Foreign Trusts, or approximately 1.44% of the outstanding shares of Common Stock, including: 1) 43,500 shares of Common Stock; and 2) options to purchase an additional 175,000 shares of Common Stock.

                    Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Charles J. Wyly, Jr. beneficially owned 1,680,100 shares, or approximately 11.05% of the outstanding shares of Common Stock. Charles J. Wyly, Jr. beneficially owned (i) 788,050 of such shares directly; (ii) 561 of such shares by virtue of his holding a power of attorney to vote the shares of four adult children; and (iii) an aggregate of 891,489 of such shares as trustee of certain domestic trusts for the benefit of Charles J. Wyly Jr.’s family. Of the foregoing 1,680,100 shares, Charles J. Wyly, Jr. possessed sole voting power with respect to 1,680,100 shares of Common Stock and sole dispositive power with respect to 1,680,100 shares of Common Stock. In addition, Charles J. Wyly, Jr. may be deemed to beneficially own 175,000 options to purchase Common Stock held by subsidiaries of the Foreign Trusts, or approximately 1.15% of the outstanding shares of Common Stock.

CUSIP No. 594087-10-8	Page 19 of 32 Pages

                    Without regard to the securities owned by the subsidiaries of the Foreign Trusts, the Reporting Persons as a group beneficially owned an aggregate of 3,041,062 shares of Common Stock, or approximately 19.99% of the outstanding shares of Common Stock. The Reporting Persons as a group had sole voting power and sole dispositive power with respect to 2,446,385 shares of Common Stock. In addition, the Reporting Persons may be deemed to beneficially own 393,500 shares of Common Stock held by subsidiaries of the Foreign Trusts, or approximately 2.59% of the outstanding shares of Common Stock.

(4)      As of August 19, 1992:

                    Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Sam Wyly beneficially owned 1,960,962 shares, or approximately 12.89% of the outstanding shares of Common Stock. Sam Wyly beneficially owned (i) 401,765 of such shares directly; (ii) 600,000 shares of Common Stock by virtue of his ownership of options; (iii) 594,677 of such shares by virtue of his ownership of a controlling interest in The First Dallas Wealth Management Corporation; (iv) 7,918 of such shares as the guardian of a minor child; (v) 15,836 of such shares by virtue of a power of attorney to vote the shares of two adult children; and (vi) an aggregate of 340,766 of such shares as the trustee of certain domestic trusts for the benefit of Sam Wyly’s family. Of the foregoing 1,960,962 shares, Sam Wyly possessed sole voting power with respect to 766,285 shares and sole dispositive power with respect to 1,366,285 shares of Common Stock. In addition, Sam Wyly may be deemed to beneficially own 127,000 shares of Common Stock held by subsidiaries of the Foreign Trusts, or approximately 0.83% of the outstanding shares of Common Stock.

                    Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Charles J. Wyly, Jr. beneficially owned 1,980,100 shares, or approximately 13.02% of the outstanding shares of Common Stock. Charles J. Wyly, Jr. beneficially owned (i) 788,050 of such shares directly; (ii) 300,000 shares by virtue of his ownership of options; (iii) 561 of such shares by virtue of his holding a power of attorney to vote the shares of four adult children; and (iv) an aggregate of 891,489 of such shares as trustee of certain domestic trusts for the benefit of Charles J. Wyly, Jr.’s family. Of the foregoing 1,980,100 shares, Charles J. Wyly, Jr. possessed sole voting power with respect to 1,680,100 shares and sole dispositive power with respect to 1,980,100 shares of Common Stock. In addition, Charles J. Wyly, Jr. may be deemed to beneficially own 100,000 shares of Common Stock held by subsidiaries of the Foreign Trusts, or approximately 0.66% of the outstanding shares of Common Stock.

                    Without regard to the securities owned by the subsidiaries of the Foreign Trusts, the Reporting Persons as a group beneficially owned an aggregate of 3,941,062 shares of Common Stock, or approximately 25.91% of the outstanding shares of Common Stock. The Reporting Persons as a group had sole voting power with respect to 2,446,385 shares and sole dispositive power with respect to 3,346,385 shares. In addition, the Reporting Persons may be deemed to beneficially own 227,000 shares of Common Stock held by subsidiaries of the Foreign Trusts, or approximately 1.49% of the outstanding shares of Common Stock.

(5)      November 9, 1994:

                    Sam Wyly beneficially owned 2,534,905 shares, or approximately 11.95% of the outstanding shares of Common Stock. Sam Wyly beneficially owned (i) 300,000 of such shares by virtue of his ownership of options to purchase Common Stock; (ii) 1,474,536 of such shares as the sole general partner of Tallulah, Ltd. (including 874,536 shares of Common Stock and 600,000 options to purchase shares of Common Stock); (iii) 200,000 of such shares as general partner of MEF, Ltd.; (iv) 7,918 of such shares as the guardian of a minor child; (v) 15,836 of such shares by virtue of a power of attorney to vote the shares of two adult children; and (vi) an aggregate of 536,615 of such shares as the trustee of certain domestic trusts for the benefit of Sam Wyly’s family. Sam Wyly possessed sole voting power with respect to 1,434,905 shares of Common Stock and sole dispositive power with respect to 2,334,905 shares of Common Stock.

                    Charles J. Wyly, Jr. beneficially owned 2,153,607 shares, or approximately 10.16% of the outstanding shares of Common Stock. Charles J. Wyly, Jr. beneficially owned (i) 755,000 of such shares as general partner of Brush Creek; (ii) 450,000 shares by virtue of his ownership of options; (iii) 374 of such shares by virtue of his holding a power of attorney to vote the shares of four adult children; (iv) 200,000 of such shares as general partner of MEF, Ltd.; and (v) an aggregate of 748,233 of such shares as trustee of certain domestic trusts for the

CUSIP No. 594087-10-8	Page 20 of 32 Pages

benefit of Charles J. Wyly Jr.’s family. Charles J. Wyly, Jr. possessed sole voting power with respect to 1,503,607 shares of Common Stock and sole dispositive power with respect to 1,953,607 shares of Common Stock.

                    The Reporting Persons as a group beneficially owned an aggregate of 4,488,512 shares of Common Stock, or approximately 21.17% of the outstanding shares of Common Stock. The Reporting Persons as a group had sole voting power with respect to 3,138,512 shares of Common Stock and sole dispositive power with respect to 4,448,512 shares of Common Stock.

(6)      As of March 29, 1996:17/

                    Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Sam Wyly beneficially owned 2,568,238 shares, or approximately 11.96% of the outstanding shares of Common Stock. Sam Wyly beneficially owned (i) 633,333 of such shares by virtue of his ownership of options to purchase Common Stock; (ii) 1,074,536 of such shares as the sole general partner of Tallulah, Ltd.; (iii) 300,000 of such shares as general partner of MEF, Ltd.; (iv) 15,836 of such shares by virtue of a power of attorney to vote the shares of two adult children; and (v) an aggregate of 544,533 of such shares as the trustee of certain domestic trusts for the benefit of Sam Wyly’s family. Sam Wyly possessed sole voting power with respect to 1,634,905 of such shares of Common Stock and sole dispositive power with respect to 2,268,238 shares of Common Stock. In addition, Sam Wyly may be deemed to beneficially own 2,233,333 shares held by subsidiaries of the Foreign Trusts, or approximately 10.40% of the outstanding shares of Common Stock, including: 1) 1,333,333 shares of Common Stock; and 2) options to purchase an additional 900,000 shares of Common Stock.

                    Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Charles J. Wyly, Jr. beneficially owned 2,265,024 shares, or approximately 10.54% of the outstanding shares of Common Stock. Charles J. Wyly, Jr. beneficially owned: (i) 755,000 of such shares as general partner of Brush Creek; (ii) 367,417 of such shares by virtue of his ownership of options; (iii) 374 of such shares by virtue of his holding a power of attorney to vote the shares of four adult children; (iv) 300,000 of such shares as general partner of MEF, Ltd.; and (v) an aggregate of 842,233 of such shares as trustee of certain domestic trusts established for the benefit of Charles J. Wyly, Jr.’s family. Charles J. Wyly, Jr. possessed sole voting power with respect to 1,597,607 shares of Common Stock and sole dispositive power with respect to 1,965,024 shares of Common Stock. In addition, Charles J. Wyly, Jr. may be deemed to beneficially own 1,116,667 shares held by subsidiaries of the Foreign Trusts, or 5.20% of the outstanding shares of Common Stock, including: 1) 666,667 shares of Common Stock; and 2) options to purchase an additional 450,000 shares.

                    Without regard to the securities owned by the subsidiaries of the Foreign Trusts, the Reporting Persons as a group beneficially owned an aggregate of 4,533,262 shares of Common Stock, or approximately 21.10% of the outstanding shares of Common Stock. The Reporting Persons as a group had sole voting power with respect to 3,532,512 shares of Common Stock and sole dispositive power with respect to 4,533,262 shares of Common Stock. In addition, the Reporting Persons may be deemed to beneficially own 3,350,000 shares of Common Stock held by subsidiaries of the Foreign Trusts, or approximately 15.59% of the outstanding shares of Common Stock.

(7)      As of December 23, 1996:

                    Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Sam Wyly beneficially owned 2,565,238 shares, or approximately 10.89% of the outstanding shares of Common Stock. Sam Wyly beneficially owned (i) 633,333 of such shares by virtue of his ownership of options to purchase Common Stock; (ii) 1,074,536 of such shares as the sole general partner of Tallulah, Ltd.; (iii) 300,000 of such shares as general partner of MEF, Ltd.; (iv) 15,836 of such shares by virtue of a power of attorney to vote the shares of two adult children; and (v) an aggregate of 541,533 of such shares as the trustee of certain domestic trusts for the benefit

17/      If the Reporting Persons had been deemed beneficial owners of the shares held by subsidiaries of the Foreign Trusts, they would have been required to have filed an amendment to the Original Schedule 13D reporting transactions that took place on March 29, 1996. Although March 29, 1996 is therefore the date of the event which would have triggered the filing of an amendment, this Item (5)(a)(iii)(6) also incorporates transactions which took place on April 1, 1996 as well.

CUSIP No. 594087-10-8	Page 21 of 32 Pages

of Sam Wyly’s family. Sam Wyly possessed sole voting power with respect to 1,631,905 shares of Common Stock and sole dispositive power with respect to 2,265,238 shares of Common Stock. In addition, Sam Wyly may be deemed to beneficially own 3,566,666 shares held by subsidiaries of the Foreign Trusts, or approximately 15.14% of the outstanding shares of Common Stock, including: 1) 1,333,333 shares of Common Stock; and 2) options to purchase an additional 2,233,333 shares of Common Stock.

                Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Charles J. Wyly, Jr. beneficially owned 2,265,024 shares, or approximately 9.62% of the outstanding shares of Common Stock. Charles J. Wyly, Jr. beneficially owned (i) 755,000 of such shares as general partner of Brush Creek; (ii) 367,417 of such shares by virtue of his ownership of options; (iii) 374 of such shares by virtue of his holding a power of attorney to vote the shares of four adult children; (iv) 300,000 of such shares as general partner of MEF, Ltd.; and (v) an aggregate of 842,233 of such shares as trustee of certain domestic trusts established for the benefit of Charles J. Wyly, Jr.’s family. Charles J. Wyly, Jr. possessed sole voting power with respect to 1,597,607 shares of Common Stock and sole dispositive power with respect to 1,965,024 shares of Common Stock. In addition, Charles J. Wyly, Jr. may be deemed to beneficially own 1,783,334 shares held by subsidiaries of the Foreign Trusts, or 7.57% of the outstanding shares of Common Stock , including: 1) 666,667 shares of Common Stock; and 2) options to purchase an additional 1,116,667 shares.

                Without regard to the securities owned by the subsidiaries of the Foreign Trusts, the Reporting Persons as a group beneficially owned an aggregate of 4,530,262 shares of Common Stock, or approximately 19.23% of the outstanding shares of Common Stock. The Reporting Persons as a group had sole voting power with respect to 3,529,512 shares of Common Stock and sole dispositive power with respect to 4,530,262 shares of Common Stock. In addition, the Reporting Persons may be deemed to beneficially own 5,350,000 shares of Common Stock held by subsidiaries of the Foreign Trusts, or approximately 22.71% of the outstanding shares of Common Stock.

     (8)      As of June 23, 1997:

                Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Sam Wyly beneficially owned 2,565,238 shares, or approximately 9.81% of the outstanding shares of Common Stock. Sam Wyly beneficially owned (i) 633,333 of such shares by virtue of his ownership of options to purchase Common Stock; (ii) 1,074,536 of such shares as the sole general partner of Tallulah, Ltd.; (iii) 300,000 of such shares as general partner of MEF, Ltd.; (iv) 15,836 of such shares by virtue of a power of attorney to vote the shares of two adult children; and (v) an aggregate of 541,533 of such shares as the trustee of certain domestic trusts for the benefit of Sam Wyly’s family. Sam Wyly possessed sole voting power with respect to 1,631,905 shares of Common Stock and sole dispositive power with respect to 2,265,238 shares of Common Stock. In addition, Sam Wyly may be deemed to beneficially own 3,048,466 shares held by subsidiaries of the Foreign Trusts, or approximately 11.66% of the outstanding shares of Common Stock, including: 1) 2,148,466 shares of Common Stock; and 2) options to purchase an additional 900,000 shares of Common Stock.

                Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Charles J. Wyly, Jr. beneficially owned 2,265,024 shares, or approximately 8.66% of the outstanding shares of Common Stock. Charles J. Wyly, Jr. beneficially owned: (i) 755,000 of such shares as general partner of Brush Creek; (ii) 367,417 of such shares by virtue of his ownership of options; (iii) 374 of such shares by virtue of his holding a power of attorney to vote the shares of four adult children; (iv) 300,000 of such shares as general partner of MEF, Ltd.; and (v) an aggregate of 842,233 of such shares as trustee of certain domestic trusts established for the benefit of Charles J. Wyly, Jr.’s family. Charles J. Wyly, Jr. possessed sole voting power with respect to 1,597,607 shares of Common Stock and sole dispositive power with respect to 1,965,024 shares of Common Stock. In addition, Charles J. Wyly, Jr. may be deemed to beneficially own 1,783,334 shares held by subsidiaries of the Foreign Trusts, or 7.57% of the outstanding shares of Common Stock, including: 1) 1,333,334 shares of Common Stock; and 2) options to purchase an additional 450,000 shares.

          Without regard to the securities owned by the subsidiaries of the Foreign Trusts, the Reporting Persons as a group beneficially owned an aggregate of 4,530,262 shares of Common Stock, or approximately 17.32% of the outstanding shares of Common Stock. The Reporting Persons as a group had sole voting power with respect to 3,529,512 shares of Common Stock and sole dispositive power with respect to 4,530,262 shares of

CUSIP No. 594087-10-8	Page 22 of 32 Pages

Common Stock. In addition, the Reporting Persons may be deemed to beneficially own 4,831,800 shares of Common Stock held by subsidiaries of the Foreign Trusts, or approximately 18.48% of the outstanding shares of Common Stock.

     (9)     As of June 30, 1997:18/

                Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Sam Wyly beneficially owned 2,565,238 shares, or approximately 9.81% of the outstanding shares of Common Stock. Sam Wyly beneficially owned (i) 633,333 of such shares by virtue of his ownership of options to purchase Common Stock; (ii) 1,074,536 of such shares as the sole general partner of Tallulah, Ltd.; (iii) 300,000 of such shares as general partner of MEF, Ltd.; (iv) 15,836 of such shares by virtue of a power of attorney to vote the shares of two adult children; and (v) an aggregate of 541,533 of such shares as the trustee of certain domestic trusts for the benefit of Sam Wyly’s family. Sam Wyly possessed sole voting power with respect to 1,631,905 shares of Common Stock and sole dispositive power with respect to 2,265,238 shares of Common Stock. In addition, Sam Wyly may be deemed to beneficially own 2,666,666 shares held by subsidiaries of the Foreign Trusts, or approximately 10.20% of the outstanding shares of Common Stock, including: 1) 1,766,666 shares of Common Stock; and 2) options to purchase an additional 900,000 shares of Common Stock.

                Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Charles J. Wyly, Jr. beneficially owned 2,265,024 shares, or approximately 8.66% of the outstanding shares of Common Stock. Charles J. Wyly, Jr. beneficially owned (i) 755,000 of such shares as general partner of Brush Creek; (ii) 367,417 of such shares by virtue of his ownership of options; (iii) 374 of such shares by virtue of his holding a power of attorney to vote the shares of four adult children; (iv) 300,000 of such shares as general partner of MEF, Ltd.; and (v) an aggregate of 842,233 of such shares as trustee of certain domestic trusts established for the benefit of Charles J. Wyly, Jr.’s family. Charles J. Wyly, Jr. possessed sole voting power with respect to 1,597,607 shares of Common Stock and sole dispositive power with respect to 1,965,024 shares of Common Stock. In addition, Charles J. Wyly, Jr. may be deemed to beneficially own 1,483,334 shares held by subsidiaries of the Foreign Trusts, or 5.67% of the outstanding shares of Common Stock, including: 1) 1,033,334 shares of Common Stock; and 2) options to purchase an additional 450,000 shares.

                Without regard to the securities owned by the subsidiaries of the Foreign Trusts, the Reporting Persons as a group beneficially owned an aggregate of 4,530,262 shares of Common Stock, or approximately 17.32% of the outstanding shares of Common Stock. The Reporting Persons as a group had sole voting power with respect to 3,529,512 shares of Common Stock and sole dispositive power with respect to 4,530,262 shares of Common Stock. In addition, the Reporting Persons may be deemed to beneficially own 4,150,000 shares of Common Stock held by subsidiaries of the Foreign Trusts, or approximately 15.87% of the outstanding shares of Common Stock.

     (10)     As of July 23, 1997:19/

                Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Sam Wyly beneficially owned 3,031,905 shares, or approximately 11.59% of the outstanding shares of Common Stock. Sam Wyly beneficially owned (i) options to purchase 1,200,000 shares; (ii) 1,074,536 of such shares as the sole general partner of Tallulah, Ltd.; (iii) 200,000 of such shares as general partner of MEF, Ltd.; (iv) 15,836 of such shares by virtue of a power of attorney to vote the shares of two adult children; and (v) an aggregate of 541,533 of such shares as the trustee of certain domestic trusts for the benefit of Sam Wyly’s family. Sam Wyly possessed sole voting

18/      If the Reporting Persons had been deemed beneficial owners of the shares held by subsidiaries of the Foreign Trusts, they would have been required to have filed an amendment to the Original Schedule 13D reporting transactions that took place on June 30, 1997. Although June 30, 1997 is therefore the date of the event which would have triggered the filing of an amendment, this Item (5)(a)(iii)(9) also incorporates transactions which took place through July 2, 1997 as well.

19/      If the Reporting Persons had been deemed beneficial owners of the shares held by subsidiaries of the Foreign Trusts, they would have been required to have filed an amendment to the Original Schedule 13D reporting transactions that took place on July 23, 1997. Although July 23, 1997 is therefore the date of the event which would have triggered the filing of an amendment, this Item (5)(a)(iii)(10) also incorporates transactions which took place through July 25, 1997 as well.

CUSIP No. 594087-10-8	Page 23 of 32 Pages

power with respect to 1,631,905 shares of Common Stock and sole dispositive power with respect to 2,831,905 shares of Common Stock. In addition, Sam Wyly may be deemed to beneficially own 2,666,666 shares held by subsidiaries of the Foreign Trusts, or approximately 10.20% of the outstanding shares of Common Stock, including: 1) 1,766,666 shares of Common Stock; and 2) options to purchase an additional 900,000 shares of Common Stock.

                Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Charles J. Wyly, Jr. beneficially owned 2,242,607 shares, or approximately 10.30% of the outstanding shares of Common Stock. Charles J. Wyly, Jr. beneficially owned (i) 600,000 of such shares as general partner of Brush Creek; (ii) 600,000 of such shares by virtue of his ownership of options; (iii) 374 of such shares by virtue of his holding a power of attorney to vote the shares of four adult children; (iv) 200,000 of such shares as general partner of MEF, Ltd.; and (v) an aggregate of 842,233 of such shares as trustee of certain domestic trusts established for the benefit of Charles J. Wyly, Jr.’s family. Charles J. Wyly, Jr. possessed sole voting power with respect to 1,442,607 shares of Common Stock and sole dispositive power with respect to 2,042,607 shares of Common Stock. In addition, Charles J. Wyly, Jr. may be deemed to beneficially own 1,483,334 shares held by subsidiaries of the Foreign Trusts, or 5.67% of the outstanding shares of Common Stock, including: 1) 1,033,334 shares of Common Stock; and 2) options to purchase an additional 450,000 shares.

                Without regard to the securities owned by the subsidiaries of the Foreign Trusts, the Reporting Persons as a group beneficially owned an aggregate of 5,074,512 shares of Common Stock, or approximately 14.81% of the outstanding shares of Common Stock. The Reporting Persons as a group had sole voting power with respect to 3,274,512 shares of Common Stock and sole dispositive power with respect to 5,074,512 shares of Common Stock. In addition, the Reporting Persons may be deemed to beneficially own 4,150,000 shares of Common Stock held by subsidiaries of the Foreign Trusts, or approximately 15.87% of the outstanding shares of Common Stock.

     (11)     As of December 1, 1997:20/

                Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Sam Wyly beneficially owned 3,031,905 shares, or approximately 10.50% of the outstanding shares of Common Stock. Sam Wyly beneficially owned (i) 1,125,000 of such shares by virtue of his ownership of options to purchase Common Stock; (ii) 75,000 of such shares by virtue of his spouse, Cheryl Wyly’s ownership of options to purchase Common Stock; (iii) 1,074,536 of such shares as the sole general partner of Tallulah, Ltd.; (iv) 200,000 of such shares as general partner of MEF, Ltd.; (v) 15,836 of such shares by virtue of a power of attorney to vote the shares of two adult children; and (vi) an aggregate of 541,533 of such shares as the trustee of certain domestic trusts for the benefit of Sam Wyly’s family. Sam Wyly possessed sole voting power with respect to 1,631,905 shares of Common Stock and sole dispositive power with respect to 2,831,905 shares of Common Stock. In addition, Sam Wyly may be deemed to beneficially own 2,266,666 shares held by subsidiaries of the Foreign Trusts, or approximately 7.85% of the outstanding shares of Common Stock , including: 1) 1,366,666 shares of Common Stock; and 2) options to purchase an additional 900,000 shares of Common Stock.

                Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Charles J. Wyly, Jr. beneficially owned 2,067,607 shares, or approximately 7.16% of the outstanding shares of Common Stock. Charles J. Wyly, Jr. beneficially owned (i) 500,000 of such shares as general partner of Brush Creek; (ii) 600,000 of such shares by virtue of his ownership of options; (iii) 200,000 of such shares as general partner of MEF, Ltd.; and (iv) an aggregate of 767,607 of such shares as trustee of certain domestic trusts established for the benefit of Charles J. Wyly, Jr.’s family. Charles J. Wyly, Jr. possessed sole voting power with respect to 1,267,607 shares of Common Stock and sole dispositive power with respect to 1,867,607 shares of Common Stock. In addition, Charles J. Wyly, Jr. may be deemed to beneficially own 1,283,334 shares held by subsidiaries of the Foreign Trusts, or 4.44% of the outstanding shares of Common Stock, including: 1) 833,334 shares of Common Stock; and 2) options to purchase an additional 450,000 shares.

20/      If the Reporting Persons had been deemed beneficial owners of the shares held by subsidiaries of the Foreign Trusts, they would have been required to have filed an amendment to the Original Schedule 13D reporting transactions that took place on December 1, 1997. Although December 1, 1997 is therefore the date of the event which would have triggered the filing of an amendment, this Item (5)(a)(iii)(11) also incorporates transactions which took place through December 15, 1997 as well.

CUSIP No. 594087-10-8	Page 24 of 32 Pages

                Without regard to the securities owned by the subsidiaries of the Foreign Trusts, the Reporting Persons as a group beneficially owned an aggregate of 4,899,512 shares of Common Stock, or approximately 16.97% of the outstanding shares of Common Stock. The Reporting Persons as a group had sole voting power with respect to 3,099,512 shares of Common Stock and sole dispositive power with respect to 4,899,512 shares of Common Stock. In addition, the Reporting Persons may be deemed to beneficially own 3,550,000 shares of Common Stock held by subsidiaries of the Foreign Trusts, or approximately 12.30% of the outstanding shares of Common Stock.

     (12)     As of January 12, 2000:21/

                Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Sam Wyly beneficially owned 2,280,158 shares, or approximately 7.38% of the outstanding shares of Common Stock. Sam Wyly beneficially owned (i) 1,525,000 of such shares by virtue of his ownership of options to purchase Common Stock; (ii) 75,000 of such shares by virtue of his spouse, Cheryl Wyly’s ownership of options to purchase Common Stock; (iii) 589,536 of such shares as the sole general partner of Tallulah, Ltd.; (iv) 15,836 of such shares by virtue of a power of attorney to vote the shares of two adult children; and (v) an aggregate of 74,786 of such shares as the trustee of certain domestic trusts for the benefit of Sam Wyly’s family. Sam Wyly possessed sole voting power with respect to 680,158 shares of Common Stock and sole dispositive power with respect to 2,280,158 shares of Common Stock. In addition, Sam Wyly may be deemed to beneficially own 1,783,333 shares held by subsidiaries of the Foreign Trusts, or approximately 5.77% of the outstanding shares of Common Stock, including: 1) 1,345,333 shares of Common Stock; and 2) options to purchase an additional 438,000 shares of Common Stock.

                Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Charles J. Wyly, Jr. beneficially owned 1,266,444 shares, or approximately 4.10% of the outstanding shares of Common Stock. Charles J. Wyly, Jr. beneficially owned (i) 880,000 of such shares as general partner of Brush Creek (80,000 of which by virtue of Brush Creek’s ownership of Common Stock, and 800,000 of which by virtue of Brush Creek’s ownership of options); and (ii) an aggregate of 386,444 of such shares as trustee of certain domestic trusts established for the benefit of Charles J. Wyly, Jr.’s family. Charles J. Wyly, Jr. possessed sole voting power with respect to 466,444 shares of Common Stock and sole dispositive power with respect to 1,266,444 shares of Common Stock. In addition, Charles J. Wyly, Jr. may be deemed to beneficially own 1,266,801 shares held by subsidiaries of the Foreign Trusts, or 4.10% of the outstanding shares of Common Stock, including: 1) 816,801 shares of Common Stock; and 2) options to purchase an additional 450,000 shares.

                Without regard to the securities owned by the subsidiaries of the Foreign Trusts, the Reporting Persons as a group beneficially owned an aggregate of 3,546,602 shares of Common Stock, or approximately 11.47% of the outstanding shares of Common Stock. The Reporting Persons as a group had sole voting power with respect to 1,146,602 shares of Common Stock and sole dispositive power with respect to 3,546,602 shares of Common Stock. In addition, the Reporting Persons may be deemed to beneficially own 3,050,134 shares of Common Stock held by subsidiaries of the Foreign Trusts, or approximately 9.87% of the outstanding shares of Common Stock.

     (13)     As of April 18, 2000:22/

                Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Sam Wyly beneficially owned 2,280,158 shares, or approximately 7.38% of the outstanding shares of Common Stock. Sam

21 /      If the Reporting Persons had been deemed beneficial owners of the shares held by subsidiaries of the Foreign Trusts, they would have been required to have filed an amendment to the Original Schedule 13D reporting transactions that took place on January 12, 2000. Although January 12, 2000 is therefore the date of the event which would have triggered the filing of an amendment, this Item (5)(a)(iii)(12) also incorporates transactions which took place through January 14, 2000.

22 /      If the Reporting Persons had been deemed beneficial owners of the shares held by subsidiaries of the Foreign Trusts, they would have been required to have filed an amendment to the Original Schedule 13D reporting transactions that took place on April 18, 2000. Although April 18, 2000 is therefore the date of the event which would have triggered the filing of an amendment, this Item (5)(a)(iii)(13) also incorporates transactions which took place through April 26, 2000.

CUSIP No. 594087-10-8	Page 25 of 32 Pages

Wyly beneficially owned (i) 1,525,000 of such shares by virtue of his ownership of options to purchase Common Stock; (ii) 75,000 of such shares by virtue of his spouse, Cheryl Wyly’s ownership of options to purchase Common Stock; (iii) 589,536 of such shares as the sole general partner of Tallulah, Ltd.; (iv) 15,836 of such shares by virtue of a power of attorney to vote the shares of two adult children; and (v) an aggregate of 74,786 of such shares as the trustee of certain domestic trusts for the benefit of Sam Wyly’s family. Sam Wyly possessed sole voting power with respect to 680,158 shares of Common Stock and sole dispositive power with respect to 2,280,158 shares of Common Stock. In addition, Sam Wyly may be deemed to beneficially own 1,638,133 shares held by subsidiaries of the Foreign Trusts, or approximately 5.30% of the outstanding shares of Common Stock, including: 1) 1,354,133 shares of Common Stock; and 2) options to purchase an additional 284,000 shares of Common Stock.

                Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Charles J. Wyly, Jr. beneficially owned 996,444 shares, or approximately 3.22% of the outstanding shares of Common Stock. Charles J. Wyly, Jr. beneficially owned (i) 610,000 of such shares as general partner of Stargate, Ltd. (80,000 of which by virtue of Stargate’s ownership of Common Stock, and 530,000 of which by virtue of Stargate’s ownership of options); and (ii) an aggregate of 386,444 of such shares as trustee of certain domestic trusts established for the benefit of Charles J. Wyly, Jr.’s family. Charles J. Wyly, Jr. possessed sole voting power with respect to 466,444 shares of Common Stock and sole dispositive power with respect to 996,444 shares of Common Stock. In addition, Charles J. Wyly, Jr. may be deemed to beneficially own 1,266,801 shares held by subsidiaries of the Foreign Trusts, or 4.10% of the outstanding shares of Common Stock, including: 1) 816,801 shares of Common Stock; and 2) options to purchase an additional 450,000 shares.

                Without regard to the securities owned by the subsidiaries of the Foreign Trusts, the Reporting Persons as a group beneficially owned an aggregate of 3,276,602 shares of Common Stock, or approximately 10.60% of the outstanding shares of Common Stock. The Reporting Persons as a group had sole voting power with respect to 1,146,602 shares of Common Stock and sole dispositive power with respect to 3,276,602 shares of Common Stock. In addition, the Reporting Persons may be deemed to beneficially own 2,904,934 shares of Common Stock held by subsidiaries of the Foreign Trusts, or approximately 9.40% of the outstanding shares of Common Stock.

     (14)     As of May 8, 2000:23/

                Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Sam Wyly beneficially owned 1,252,658 shares, or approximately 4.05% of the outstanding shares of Common Stock. Sam Wyly beneficially owned (i) 572,500 of such shares by virtue of his ownership of options to purchase Common Stock; (ii) 589,536 of such shares as the sole general partner of Tallulah, Ltd.; (iii) 15,836 of such shares by virtue of a power of attorney to vote the shares of two adult children; and (iv) an aggregate of 74,786 of such shares as the trustee of certain domestic trusts for the benefit of Sam Wyly’s family. Sam Wyly possessed sole voting power with respect to 680,158 shares of Common Stock and sole dispositive power with respect to 1,252,658 shares of Common Stock. In addition, Sam Wyly may be deemed to beneficially own 1,629,333 shares held by subsidiaries of the Foreign Trusts, or approximately 5.27% of the outstanding shares of Common Stock, including: 1) 1,345,333 shares of Common Stock; and 2) options to purchase an additional 284,000 shares of Common Stock.

                Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Charles J. Wyly, Jr. beneficially owned 666,444 shares, or approximately 2.16% of the outstanding shares of Common Stock. Charles J. Wyly, Jr. beneficially owned (i) 280,000 of such shares as general partner of Stargate, Ltd. (80,000 of which by virtue of Stargate’s ownership of Common Stock, and 200,000 of which by virtue of Stargate’s ownership of options); and (ii) an aggregate of 386,444 of such shares as trustee of certain domestic trusts established for the benefit of Charles J. Wyly, Jr.’s family. Charles J. Wyly, Jr. possessed sole voting power with respect to 466,444 shares of Common Stock and sole dispositive power with respect to 666,444 shares of Common Stock. In addition, Charles J. Wyly, Jr. may be deemed to beneficially own 1,266,801 shares held by subsidiaries of the Foreign Trusts,

23 /      If the Reporting Persons had been deemed beneficial owners of the shares held by subsidiaries of the Foreign Trusts, they would have been required to have filed an amendment to the Original Schedule 13D reporting transactions that took place on May 8, 2000. Although May 8, 2000 is therefore the date of the event which would have triggered the filing of an amendment, this Item (5)(a)(iii)(14) also incorporates transactions which took place through May 18, 2000.

CUSIP No. 594087-10-8	Page 26 of 32 Pages

or 4.10% of the outstanding shares of Common Stock, including: 1) 816,801 shares of Common Stock; and 2) options to purchase an additional 450,000 shares.

                Without regard to the securities owned by the subsidiaries of the Foreign Trusts, the Reporting Persons as a group beneficially owned an aggregate of 1,919,102 shares of Common Stock, or approximately 6.21% of the outstanding shares of Common Stock. The Reporting Persons as a group had sole voting power with respect to 1,146,602 shares of Common Stock and sole dispositive power with respect to 1,919,102 shares of Common Stock. In addition, the Reporting Persons may be deemed to beneficially own 2,896,134 shares of Common Stock held by subsidiaries of the Foreign Trusts, or approximately 9.40% of the outstanding shares of Common Stock.

     (15)     As of September 7, 2001:24/

                Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Sam Wyly beneficially owned 1,214,322 shares, or approximately 3.76% of the outstanding shares of Common Stock. Sam Wyly beneficially owned (i) 550,000 of such shares by virtue of his ownership of options to purchase Common Stock; (ii) 589,536 of such shares as the sole general partner of Tallulah, Ltd.; and (iii) an aggregate of 74,786 of such shares as the trustee of certain domestic trusts for the benefit of Sam Wyly’s family. Sam Wyly possessed sole voting power with respect to 664,322 shares of Common Stock and sole dispositive power with respect to 1,214,322 shares of Common Stock. In addition, Sam Wyly may be deemed to beneficially own 940,600 shares held by subsidiaries of the Foreign Trusts, or approximately 2.92% of the outstanding shares of Common Stock.

                Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Charles J. Wyly, Jr. beneficially owned 816,444 shares, or approximately 2.53% of the outstanding shares of Common Stock. Charles J. Wyly, Jr. beneficially owned (i) 150,000 of such shares by virtue of his ownership of options to purchase Common Stock; (ii) 280,000 of such shares as general partner of Stargate, Ltd. (80,000 of which by virtue of Stargate’s ownership of Common Stock, and 200,000 of which by virtue of Stargate’s ownership of options); and (iii) an aggregate of 386,444 of such shares as trustee of certain domestic trusts established for the benefit of Charles J. Wyly, Jr.’s family. Charles J. Wyly, Jr. possessed sole voting power with respect to 466,444 shares of Common Stock and sole dispositive power with respect to 816,444 shares of Common Stock. In addition, Charles J. Wyly, Jr. may be deemed to beneficially own 1,066,801 shares held by subsidiaries of the Foreign Trusts, or 3.31% of the outstanding shares of Common Stock.

                Without regard to the securities owned by the subsidiaries of the Foreign Trusts, the Reporting Persons as a group beneficially owned an aggregate of 2,030,766 shares of Common Stock, or approximately 6.30% of the outstanding shares of Common Stock. The Reporting Persons as a group had sole voting power with respect to 1,130,766 shares of Common Stock and sole dispositive power with respect to of 2,030,766 shares of Common Stock. In addition, the Reporting Persons may be deemed to beneficially own 2,007,401 shares of Common Stock held by subsidiaries of the Foreign Trusts, or approximately 6.30% of the outstanding shares of Common Stock.

     (16)     As of November 7, 2001:25/

                Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Sam Wyly beneficially owned 742,286 of such shares, or approximately 2.29% of the outstanding shares of Common Stock. Sam Wyly beneficially owned (i) 567,500 of such shares by virtue of his ownership of options to purchase Common Stock; (ii) 100,000 of such shares as the sole general partner of Tallulah, Ltd.; and (iii) an aggregate of 74,786 of such shares held by Sam Wyly’s spouse and held by Sam Wyly as the trustee of certain domestic trusts for the

24 /      If the Reporting Persons had been deemed beneficial owners of the shares held by subsidiaries of the Foreign Trusts, they would have been required to have filed an amendment to the Original Schedule 13D reporting transactions that took place on September 7, 2001. Although September 7, 2001 is therefore the date of the event which would have triggered the filing of an amendment, this Item (5)(a)(iii)(15) also incorporates transactions which took place through September 11, 2001.

25 /      If the Reporting Persons had been deemed beneficial owners of the shares held by subsidiaries of the Foreign Trusts, they would have been required to have filed an amendment to the Original Schedule 13D reporting transactions that took place on November 7, 2001. Although November 7, 2001 is therefore the date of the event which would have triggered the filing of an amendment, this Item (5)(a)(iii)(16) also incorporates transactions which took place through November 9, 2001.

CUSIP No. 594087-10-8	Page 27 of 32 Pages

benefit of his family. Sam Wyly possessed sole voting power with respect to 174,786 shares of Common Stock and sole dispositive power with respect to 742,286 shares of Common Stock. In addition, Sam Wyly may be deemed to beneficially own 540,600 shares held by subsidiaries of the Foreign Trusts, or approximately 1.67% of the outstanding shares of Common Stock.

                Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Charles J. Wyly, Jr. beneficially owned 833,944 shares, or approximately 2.57% of the outstanding shares of Common Stock. Charles J. Wyly, Jr. beneficially owned (i) 167,500 of such shares by virtue of his ownership of options to purchase Common Stock; (ii) 280,000 of such shares as general partner of Stargate, Ltd. (80,000 of which by virtue of Stargate’s ownership of Common Stock, and 200,000 of which by virtue of Stargate’s ownership of options); and (iii) an aggregate of 386,444 of such shares as trustee of certain domestic trusts established for the benefit of Charles J. Wyly, Jr.’s family. Charles J. Wyly, Jr. possessed sole voting power with respect to 466,444 shares of Common Stock and sole dispositive power with respect to 833,944 shares of Common Stock. In addition, Charles J. Wyly, Jr. may be deemed to beneficially own 766,801 shares held by subsidiaries of the Foreign Trusts, or 2.36% of the outstanding shares of Common Stock.

                Without regard to the securities owned by the subsidiaries of the Foreign Trusts, the Reporting Persons as a group beneficially owned an aggregate of 1,576,230 shares of Common Stock, or approximately 4.86% of the outstanding shares of Common Stock. The Reporting Persons as a group had sole voting power with respect to 641,230 shares of Common Stock and sole dispositive power with respect to of 1,576,230 shares of Common Stock. In addition, the Reporting Persons may be deemed to beneficially own 1,307,401 shares of Common Stock held by subsidiaries of the Foreign Trusts, or approximately 4.03% of the outstanding shares of Common Stock.

     (17)     As of September 24, 2002:

                Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Sam Wyly beneficially owned 1,554,292 shares, or approximately 2.31% of the outstanding shares of Common Stock. Sam Wyly beneficially owned (i) 1,202,500 of such shares by virtue of his ownership of options to purchase Common Stock; (ii) 200,000 of such shares as the sole general partner of Tallulah, Ltd.; and (iii) an aggregate of 151,792 of such shares of such shares held by Sam Wyly’s spouse and held by Sam Wyly as the trustee of certain domestic trusts for the benefit of his family. Sam Wyly possessed sole voting power with respect to 351,792 shares of Common Stock and sole dispositive power with respect to 1,554,292 shares of Common Stock. In addition, Sam Wyly may be deemed to beneficially own 1,081,200 shares held by subsidiaries of the Foreign Trusts, or approximately 1.61% of the outstanding shares of Common Stock.

                Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Charles J. Wyly, Jr. beneficially owned 1,785,488 shares, or approximately 2.66% of the outstanding shares of Common Stock. Charles J. Wyly, Jr. beneficially owned (i) 100 of such shares individually; (ii) 452,500 of such shares by virtue of his ownership of options to purchase Common Stock; (iii) 560,000 of such shares as general partner of Stargate, Ltd. (160,000 of which by virtue of Stargate’s ownership of Common Stock, and 400,000 of which by virtue of Stargate’s ownership of options); and (iv) an aggregate of 772,888 of such shares as trustee of certain domestic trusts established for the benefit of Charles J. Wyly, Jr.’s family. Charles J. Wyly, Jr. possessed sole voting power with respect to 932,988 shares of Common Stock and sole dispositive power with respect to 1,785,488 shares of Common Stock. In addition, Charles J. Wyly, Jr. may be deemed to beneficially own 1,533,602 shares held by subsidiaries of the Foreign Trusts, or 2.29% of the outstanding shares of Common Stock.

                Without regard to the securities owned by the subsidiaries of the Foreign Trusts, the Reporting Persons as a group beneficially owned an aggregate of 3,339,780 shares of Common Stock, or approximately 4.98% of the outstanding shares of Common Stock. The Reporting Persons as a group had sole voting power with respect to 1,284,780 shares of Common Stock and sole dispositive power with respect to of 3,339,780 shares of Common Stock. In addition, the Reporting Persons may be deemed to beneficially own 2,614,802 shares of Common Stock held by subsidiaries of the Foreign Trusts, or approximately 3.90% of the outstanding shares of Common Stock.

CUSIP No. 594087-10-8	Page 28 of 32 Pages

     (iv)     As of March 31, 2005:

                Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Sam Wyly beneficially owned 2,770,534 shares, or approximately 2.03% of the outstanding shares of Common Stock. Sam Wyly beneficially owned (i) 1,568,351 of such shares individually; (ii) 474,999 of such shares by virtue of his ownership of options to purchase shares of Common Stock; (iii) 400,000 of such shares as the sole general partner of Tallulah, Ltd.; (iv) 28,040 of such shares owned by his spouse; and (v) an aggregate of 299,144 of such shares as the trustee of the Sam Wyly Trusts listed below:

		Number of Shares
	Name of Trust	Beneficially Owned
1.	The Christiana Parker Wyly Trust	149,572
2.	The Andrew David Sparrow Wyly Trust	149,572

Sam Wyly possessed sole voting power with respect to 2,295,535 shares of Common Stock and sole dispositive power with respect to 2,770,534 shares of Common Stock. In addition, Sam Wyly may be deemed to beneficially own 2,052,000 shares of Common Stock held by subsidiaries of the Foreign Trusts, or approximately 1.50% of the outstanding shares of Common Stock.26/

     Without regard to the securities owned by the subsidiaries of the Foreign Trusts, Charles J. Wyly, Jr. beneficially owned 3,178,614 shares, or approximately 2.33% of the outstanding shares of Common Stock. Charles J. Wyly, Jr. beneficially owned (i) 142,729 of such shares individually; (ii) 774,999 of such shares by virtue of his ownership of options to purchase shares of Common Stock; (iii) 760,410 of such shares as a trustee of the general partner of Stargate, Ltd.; (iv) 410,208 as general partner of Shadywood, Ltd.; and (v) an aggregate of 1,090,268 of such shares as trustee of the Charles J. Wyly, Jr. Trusts listed below:

	Name of Trust	Number of Shares Beneficially Owned
1.	The Martha Caroline Wyly Trust	282,876
2.	The Charles J. Wyly III Trust	405,312
3.	The Jennifer Lynn Wyly Trust	402,080

Charles J. Wyly, Jr. possessed sole voting power with respect to 2,403,615 shares of Common Stock and sole dispositive power with respect to 3,178,614 shares of Common Stock. In addition, Charles J. Wyly, Jr. may be deemed to beneficially own 2,867,204 shares of Common Stock held by subsidiaries of the Foreign Trusts, or approximately 2.10% of the outstanding shares of Common Stock.

                Without regard to the securities owned by the subsidiaries of the Foreign Trusts, the Reporting Persons as a group beneficially owned an aggregate of 5,949,148 shares of Common Stock, or approximately 4.35% of the outstanding shares of Common Stock. The Reporting Persons as a group had sole voting power with respect to 4,699,150 shares of Common Stock and sole dispositive power with respect to 5,949,148 shares of Common Stock. In addition, the Reporting Persons may be deemed to beneficially own 4,919,204 shares of Common Stock held by subsidiaries of the Foreign Trusts, or approximately 3.60% of the outstanding shares of Common Stock.

     (b)      If the Reporting Persons were deemed to have been the beneficial owners of the Common Stock and options held by subsidiaries of the Foreign Trusts in which either is a settlor or beneficiary, that beneficial ownership would be shared, for purposes of Section 13(d) of the Securities Exchange Act of 1934, with the trustees of the relevant Foreign Trusts as well as the relevant subsidiaries of those trusts. Exhibit 5, attached hereto, lists the names of the trustees of the Foreign Trusts, the dates they served as trustees, and the other Item 2 information related to those trustees (to the extent known by the Reporting Persons). To the knowledge

26 /      Of the 2,052,000 shares held by subsidiaries of the foreign trusts, 1,600,000 shares are subject to the prepaid forward transaction referenced in Item 4 above (comprised of the 800,000 shares described in Item 4 above, adjusted for a two-for-one stock split, which took place on October 12, 2004).

CUSIP No. 594087-10-8	Page 29 of 32 Pages

of the Reporting Persons, each of the trustees of the Foreign Trusts listed on Exhibit 5 is (or, during the periods relevant to this Amendment, was) in business of providing trust and related services to corporations, investors and various other persons.

     (c)      Attached as Exhibit 2 is a chart listing each transaction in Michaels Common Stock and options described in the Preamble by which Common Stock or options were acquired by a Foreign Trust (or subsidiary thereof), and each transaction (i) of subsidiaries of the Foreign Trusts whose Common Stock and options Sam Wyly may be deemed to beneficially own occurring within 60 days of the dates of Prior Amendment Nos. 18 to 32, and (ii) of Sam Wyly and the subsidiaries of the Foreign Trusts whose Common Stock and options Sam Wyly may be deemed to beneficially own occurring within 60 days of the dates set forth in Item 5(a)(iii). Attached as Exhibit 3 is a chart listing each transaction in Michaels Common Stock and options described in the Preamble by which Common Stock or options were acquired by a Foreign Trust (or subsidiary thereof), and each transaction (i) of the subsidiaries of the Foreign Trusts whose Common Stock and options Charles J. Wyly, Jr. may be deemed to beneficially own occurring within 60 days of the dates of Prior Amendment Nos. 18 to 32, and (ii) of Charles J. Wyly, Jr. and the subsidiaries of the Foreign Trusts whose Common Stock and options Charles J. Wyly, Jr. may be deemed to beneficially own occurring within 60 days of the dates set forth in Item 5(a)(iii). Exhibits 2 and 3 do not include any transactions whereby one Foreign Trust or a subsidiary thereof transferred Common Stock or options to a subsidiary of the same Foreign Trust or to another Foreign Trust with the same beneficiary or settlor or a subsidiary thereof. Exhibits 2 and 3 also do not include transfers of Common Stock or options between the Reporting Persons and their family members, between the Reporting Persons and certain domestic limited partnerships of which the Reporting Persons are or were general partners, or between the Reporting Persons and certain domestic trusts for which the Reporting Persons are or were trustees.

     (d)      Except as and to the extent disclosed above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Foreign Trusts were established under the laws of the Isle of Man. Under the terms of the Foreign Trusts, the trustees generally have the sole power, among other things, to direct the acquisition or disposition of trust assets (including decisions to purchase or sell securities), the voting of securities held as trust assets, and the distribution of trust assets to beneficiaries. The subsidiaries of the Foreign Trusts generally have one or more directors, officers or managing agents; these generally are persons affiliated with the corporate trustees. The documents establishing the Foreign Trusts also generally provide for the appointment of one or more protectors (the “Committee”) to provide advice to the trustees. Under the terms of the Foreign Trusts, the Committee had the power in each instance to remove or replace the trustees; in addition, in some but not all instances, the Committee had the power to consent to the appointment or exclusion of a beneficiary, to consent to a distribution and/or to inspect the trust’s books and records. The number and persons who have served on the Committee have changed over time. The persons who have served on the Committee have had various business relationships with the Reporting Persons. The Reporting Persons have communicated with the Committee from time to time concerning, among other things, potential transactions involving shares, and options and warrants to purchase shares, of Michaels Common Stock, and voting of shares of Michaels Common Stock. As a general matter, the Committee has made recommendations to the trustees concerning transactions involving shares, and options and warrants to purchase shares, of Michaels Common Stock, and voting of shares of Michaels Common Stock. The subsidiaries of the Foreign Trusts generally have taken action consistent with those recommendations.

ITEM 7. Material to be Filed as Exhibits

Exhibit 1:	Agreement pursuant to Rule 13d-1(k)(1)(iii).

Exhibit 2:	Chart listing each transaction in Michaels Common Stock, options and warrants described in the Preamble by which Common Stock or options were acquired by a Foreign Trust (or subsidiary thereof) and each transaction occurring between April 14, 1992 and March 31, 2005 (i) of subsidiaries of the Foreign Trusts whose Common Stock and options Sam Wyly may be deemed to beneficially own occurring within 60 days of the dates of Prior Amendment Nos. 18 to 32, and (ii) of Sam Wyly and subsidiaries of the Foreign Trusts whose Common Stock and options Sam Wyly may be deemed to beneficially own occurring within 60 days of the dates set forth in Item 5(a)(iii). Chart excludes: (x) transactions whereby one Foreign Trust or a subsidiary thereof transferred Common Stock or options to a subsidiary of the same Foreign Trust or to another Foreign Trust with the same beneficiary or settlor or a subsidiary thereof; (y) transfers of Common Stock or options between the Reporting Persons and their family members; and (z) transfers of Common Stock or options between the Reporting Persons and certain domestic limited partnerships of which the Reporting Persons are or were general partners,

CUSIP No. 594087-10-8	Page 30 of 32 Pages

or between the Reporting Persons and certain domestic trusts for which the Reporting Persons are or were trustees.

Exhibit 3:	Chart listing each transaction in Michaels Common Stock and options described in the Preamble by which Common Stock or options were acquired by a Foreign Trust (or subsidiary thereof) and each transaction occurring between April 14, 1992 and March 31, 2005 (i) of subsidiaries of the Foreign Trusts whose Common Stock and options Charles J. Wyly, Jr. may be deemed to beneficially own occurring within 60 days of the dates of Prior Amendment Nos. 18 to 32, and (ii) of Charles J. Wyly, Jr. and subsidiaries of the Foreign Trusts whose Common Stock and options Charles J. Wyly, Jr. may be deemed to beneficially own occurring within 60 days of the dates set forth in Item 5(a)(iii). Chart excludes: (x) transactions whereby one Foreign Trust or a subsidiary thereof transferred Common Stock or options to a subsidiary of the same Foreign Trust or to another Foreign Trust with the same beneficiary or settlor or a subsidiary thereof; (y) transfers of Common Stock or options between the Reporting Persons and their family members; and (z) transfers of Common Stock or options between the Reporting Persons and certain domestic limited partnerships of which the Reporting Persons are or were general partners, or between the Reporting Persons and certain domestic trusts for which the Reporting Persons are or were trustees.

Exhibit 4:	STARS Variable Share Prepaid Forward Transaction: (a) Transaction Confirmation; (b) Pledge Agreement; (c) Transaction Acknowledgment; (d) Master Stock Purchase Agreement.

Exhibit 5:	Listing of Trustees of Foreign Trusts.

CUSIP No. 594087-10-8	Page 31 of 32 Pages

Signatures

          After reasonable inquiry and to the best of my knowledge and belief, each of us certifies that the information set forth in this amendment to this statement is true, complete and correct.

Dated: April 7, 2005	/s/ Sam Wyly Sam Wyly
/s/ Charles J. Wyly, Jr. Charles J. Wyly, Jr.